Exhibit 99.1
THIRD QUARTER REPORT September 30, 2007
Dear Shareholders:
Net income for the nine months ended September 30, 2007 was $135 million or $0.33 per diluted share, compared with $114 million or $0.33 per diluted share during the same period in 2006. Net income for the three months ended September 30, 2007 totaled $3 million, or nil per share, compared to $35 million or $0.10 per share during the same period in 2006. The decrease was due in part to a one-time debt break fee of $27 million (or $0.07 per diluted share) related to the defeasance of debt on One Liberty Plaza in New York.
Funds from operations (“FFO”) for the quarter ended September 30, 2007, was $146 million or $0.36 per share, up from $109 million or $0.31 per share during the same period in 2006. For the nine months ended September 30, 2007, funds from operations totaled $442 million or $1.10 per diluted share, up from $318 million or $0.90 per diluted share during the same period in 2006. Funds from operations and gains for the nine months ended September 30, 2007 was $517 million or $1.29 per diluted share.
Commercial property net operating income for the third quarter of 2007 was $332 million, up from $179 million for the third quarter of 2006. The increase is primarily due to the contribution from the U.S. Office Fund which was fully invested in the fourth quarter of 2006. It also reflects same-store growth of 7% as a result of the continued improvement in occupancy and lease rates. Commercial property net operating income for the nine months ended September 30, 2007 was $972 million, up from $524 million for the same period in 2006.
Residential development operations contributed $43 million of net operating income in the third quarter of 2007, up from $37 million in the third quarter of 2006. Residential development operations contributed $157 million of net operating income in the first nine months of 2007, up from $93 million in the same period of 2006.
HIGHLIGHTS OF THE THIRD QUARTER
Advanced construction at Bay-Adelaide Centre, Toronto; Bankers Court, Calgary; and 77 K Street, Washington, D.C. These three active developments are on time, on budget and 40% leased in aggregate.
Sold 2 and 40 St. Clair Ave. West, Toronto, resulting in a gain of approximately $6 million for Brookfield Properties’ 25% interest. Brookfield Properties acquired its interest in the two buildings totaling 450,000 square feet with the O&Y portfolio in 2005.
Refinanced One Liberty Plaza, New York, with an $850 million, non-recourse 10-year loan. The financing was completed with Goldman Sachs at a fixed rate of 6.139%, repaying a $397 million loan at a fixed rate of 6.75%.
Repurchased over two million common shares of the company at an average price of $23.56 during the quarter, bringing the total number of shares repurchased in 2007 to approximately 3.1 million at an average price of $23.97. Since the inception of the company’s normal course issuer bid in 1999, Brookfield Properties has invested $388 million acquiring 34.5 million common shares at an average price of $11.23.

OPERATING HIGHLIGHTS
Brookfield Properties leased 1.4 million square feet of space across the portfolio during the third quarter of 2007. New leases represent 80% of the total while renewals represent the remainder. Highlights include:
Calgary – 220,000 square feet
•	Five-year renewal with Blake, Cassells and Graydon for 82,000 square feet at Bankers Hall

•	Eight-year lease with Tristar Oil & Gas for 68,000 square feet and 10-year lease with Alberta Utilities Board for 45,000 square feet at Fifth Avenue Place
Minneapolis – 157,000 square feet
•	10-year lease with PDI for 74,000 square feet at 33 South Sixth Street, replacing space recently vacated by Rider Bennett
Boston – 116,000 square feet
•	New 14-year lease with Hill Holiday for 103,000 square feet at 53 State Street
OUTLOOK
Looking to the near-term, having seen little evidence of fundamentals changing in any of our markets resulting from the volatility in the financial markets, we remain confident. Based on the seasonality of results in our residential land development division, we expect to have a strong fourth quarter, meeting our expectations for the year.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO
October 31, 2007

2	Q3/2007 Interim Report

Portfolio by City
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. Our commercial property portfolio comprises 110 properties totaling 74 million square feet, including 10 million square feet of parking. Our development/redevelopment portfolio consists of 16 sites totaling 17 million square feet in the downtown cores of New York, Washington, D.C., Houston, Denver, Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary.
UNITED STATES COMMERCIAL

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties'	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

New York
World Financial Center
One	1	99.1	1,520	50	1,570	58	1,628	100	1,628	(10)	1,618
Two	1	100.0	2,455	36	2,491	—	2,491	100	2,491	(15)	2,476
Three	1	99.3	1,179	—	1,179	53	1,232	100	1,232	(8)	1,224
Four	1	100.0	1,712	43	1,755	48	1,803	51	920	(6)	914
Retail		80.7	—	171	171	122	293	100	293	(2)	291
One Liberty Plaza	1	99.9	2,194	20	2,214	—	2,214	100	2,214	(14)	2,200
245 Park Avenue	1	99.7	1,630	62	1,692	—	1,692	51	863	(5)	858
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	(6)	1,088
The Grace Building	1	97.2	1,499	20	1,519	—	1,519	49.9	758	(415)	343
One New York Plaza	1	98.7	2,426	33	2,459	—	2,459	100	2,459	(1,347)	1,112
Newport Tower	1	76.4	1,028	34	1,062	—	1,062	100	1,062	(582)	480
1065 Avenue of the Americas	1	81.8	625	40	665	—	665	99	658	(360)	298
1411 Broadway	1	89.9	1,074	39	1,113	36	1,149	49.9	573	(314)	259
1460 Broadway	1	92.0	206	9	215	—	215	49.9	107	(58)	49

	13	96.7	18,637	562	19,199	317	19,516		16,352	(3,142)	13,210
Boston
53 State Street	1	99.5	1,090	30	1,120	41	1,161	51	592	(4)	588
75 State Street	1	100.0	742	25	767	235	1,002	51	511	(3)	508

	2	99.7	1,832	55	1,887	276	2,163		1,103	(7)	1,096
Washington, DC
1625 Eye Street	1	99.9	374	12	386	185	571	100	571	(4)	567
701 9th Street	1	100.0	340	24	364	183	547	100	547	(3)	544
Potomac Tower	1	100.0	237	—	237	203	440	100	440	(3)	437
601 South 12th Street	1	100.0	243	—	243	—	243	100	243	—	243
701 South 12th Street	1	100.0	297	—	297	—	297	100	297	—	297
One Bethesda Center	1	100.0	151	17	168	—	168	100	168	—	168
1200 K Street	1	98.4	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	7.0	116	—	116	16	132	100	132	(72)	60
1250 Connecticut Avenue	1	99.6	152	20	172	26	198	100	198	(108)	90
1400 K Street	1	97.8	178	12	190	34	224	100	224	(123)	101
2000 L Street	1	98.3	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	99.6	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	93.6	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	99.3	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Springs Metro Plaza	3	95.6	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	94.9	204	19	223	—	223	100	223	(122)	101
Victor Building	1	58.5	298	45	343	—	343	49.9	171	(93)	78
1550 & 1560 Wilson Blvd	2	65.5	226	32	258	76	334	100	334	(183)	151

	28	92.4	5,119	413	5,532	970	6,502		6,325	(2,232)	4,093
Houston
Allen Center
One Allen Center	1	98.9	913	79	992	—	992	100	992	(544)	448
Two Allen Center	1	98.3	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	86.5	1,173	22	1,195	—	1,195	100	1,195	(655)	540
Cullen Center
Continental Center I	1	97.9	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	82.4	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	87.2	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	96.1	351	39	390	44	434	100	434	(237)	197
1201 Louisiana Street	1	90.9	825	19	844	48	892	100	892	—	892

	8	92.6	6,710	302	7,012	838	7,850		7,199	(3,455)	3,744

Brookfield Properties Corporation	3

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties'	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Los Angeles
601 Figueroa	1	65.9	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	91.9	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	85.7	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	92.6	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	96.0	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	94.8	390	19	409	—	409	100	409	(224)	185
6060 Center Drive	1	87.1	242	15	257	113	370	100	370	(203)	167
6080 Center Drive	1	93.8	288	—	288	163	451	100	451	(247)	204
6100 Center Drive	1	96.7	286	—	286	168	454	100	454	(249)	205
701 B Street	1	77.5	529	37	566	—	566	100	566	(310)	256
707 Broadway	1	75.4	181	—	181	128	309	100	309	(169)	140
9665 Wilshire Blvd	1	99.3	162	—	162	64	226	100	226	(124)	102
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	81.6	316	2	318	141	459	100	459	(251)	208
Northpoint	1	99.6	103	—	103	45	148	100	148	(81)	67
Arden Towers at Sorrento	4	86.0	548	54	602	—	602	100	602	(330)	272
Westwood Center	1	99.2	291	25	316	—	316	100	316	(173)	143
World Savings Center	1	96.5	464	14	478	161	639	100	639	(350)	289

	22	86.9	7,943	590	8,533	2,139	10,672		10,438	(5,717)	4,721
Denver
Republic Plaza	1	97.3	1,247	45	1,292	503	1,795	100	1,795	—	1,795

	1	97.3	1,247	45	1,292	503	1,795		1,795	—	1,795
Minneapolis
33 South Sixth Street	2	91.1	1,082	370	1,452	325	1,777	100	1,777	—	1,777
Dain Rauscher Plaza	2	92.5	593	442	1,035	196	1,231	100	1,231	—	1,231

	4	91.7	1,675	812	2,487	521	3,008		3,008	—	3,008

Subtotal United States	78	93.6	43,163	2,779	45,942	5,564	51,506		46,220	(14,553)	31,667

(1)	Represents the company’s consolidated interest before non-controlling interests

4	Q3/2007 Interim Report

CANADA COMMERCIAL

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties'	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Toronto
Brookfield Place
Bay Wellington Tower	1	97.6	1,299	41	1,340	—	1,340	100	1,340	—	1,340
TD Canada Trust Tower	1	100.0	1,127	17	1,144	—	1,144	50	572	—	572
Retail and Parking	1	99.3	—	115	115	690	805	70	564	—	564
22 Front Street	1	99.2	136	8	144	—	144	100	144	(15)	129
First Canadian Place	1	97.9	2,379	232	2,611	170	2,781	25	695	(76)	619
Exchange Tower	1	97.3	963	66	1,029	131	1,160	50	580	(64)	516
105 Adelaide	1	100.0	176	7	183	49	232	100	232	(25)	207
Hudson Bay Centre	1	94.7	536	261	797	295	1,092	100	1,092	(121)	971
Queen’s Quay Terminal	1	93.7	429	75	504	—	504	100	504	(56)	448
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83
HSBC Building	1	100.0	188	6	194	31	225	100	225	(25)	200

	12	97.6	7,970	854	8,824	1,519	10,343		6,177	(407)	5,770
Calgary
Bankers Hall	3	99.7	1,944	224	2,168	525	2,693	50	1,347	(149)	1,198
Petro Canada Centre	2	100.0	1,708	24	1,732	220	1,952	50	976	(107)	869
Fifth Avenue Place	2	100.0	1,430	45	1,475	206	1,681	50	841	(93)	748
Gulf Canada Square	1	99.8	1,047	73	1,120	21	1,141	25	285	(31)	254
Altius Centre	1	99.5	303	3	306	72	378	25	95	(11)	84

	9	99.9	6,432	369	6,801	1,044	7,845		3,544	(391)	3,153
Ottawa
Place de Ville I	2	97.9	569	18	587	502	1,089	25	272	(30)	242
Place de Ville II	2	98.5	591	19	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	99.7	540	13	553	95	648	25	162	(18)	144

	6	98.7	1,700	50	1,750	1,030	2,780		695	(77)	618
Other Commercial
Royal Centre, Vancouver	1	97.5	494	95	589	264	853	100	853	(94)	759
Canadian Western Bank, Edmonton	1	99.5	375	31	406	91	497	25	124	(14)	110
Enbridge Tower, Edmonton	1	100.0	179	4	183	30	213	25	53	(6)	47
Acres House, Niagara Falls	1	67.0	149	—	149	60	209	25	52	(5)	47
Other	1	96.2	70	3	73	—	73	100	73	—	73

	5	95.1	1,267	133	1,400	445	1,845		1,155	(119)	1,036

Subtotal Canada	32	98.3	17,369	1,406	18,775	4,038	22,813		11,571	(994)	10,577

TOTAL COMMERCIAL	110	95.0	60,532	4,185	64,717	9,602	74,319		57,791	(15,547)	42,244
Total Development and Redevelopment(2)	16	—	16,963	—	16,963	—	16,963		15,670	(3,152)	12,518

TOTAL PORTFOLIO	126	95.0	77,495	4,185	81,680	9,602	91,282		73,461	(18,699)	54,762

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Refer to Development and Redevelopment portfolio on page 6

Brookfield Properties Corporation	5

DEVELOPMENT AND REDEVELOPMENT

						Brookfield
				Brookfield		Properties’
	Number		Owned	Properties'	Other	Net
	of	Total	Interest	Owned	Shareholder’s	Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Interest

UNITED STATES
New York
Ninth Avenue	1	4,700	100	4,700	—	4,700

	1	4,700		4,700	—	4,700
Washington, D.C.
77 K Street	1	327	50	164	(1)	163
Reston Crescent	1	1,000	100	1,000	(548)	452
Waterview	1	300	25	75	(41)	34

	3	1,627		1,239	(590)	649
Houston
1500 Smith Street	1	800	100	800	(438)	362
Allen Center Garage	1	700	100	700	(383)	317
Allen Center Gateway	1	700	100	700	(383)	317

	3	2,200		2,200	(1,204)	996
Denver
425 15th Street	1	800	100	800	—	800
Tremont Garage	1	500	100	500	—	500

	2	1,300		1,300	—	1,300

Subtotal United States Development	9	9,827		9,439	(1,794)	7,645

CANADA
Toronto
Bay Adelaide Centre	1	2,600	100	2,600	(286)	2,314
Brookfield Place III	1	800	65	520	(57)	463

	2	3,400		3,120	(343)	2,777
Calgary
Bankers Court	1	500	50	250	(28)	222
Herald Site	1	1,200	100	1,200	(132)	1,068

	2	1,700		1,450	(160)	1,290
Ottawa
300 Queen Street	1	500	25	125	(14)	111

	1	500		125	(14)	111

Subtotal Canada Development	5	5,600		4,695	(517)	4,178

TOTAL DEVELOPMENT	14	15,427		14,134	(2,311)	11,823

REDEVELOPMENT
Four Allen Center, Houston	1	1,267	100	1,267	(694)	573
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(147)	122

TOTAL DEVELOPMENT AND REDEVELOPMENT	16	16,963		15,670	(3,152)	12,518

(1)	Represents the company’s consolidated interest before non-controlling interests

6	Q3/2007 Interim Report

Management’s Discussion and Analysis of Financial Results
FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on information currently available to the management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Properties Corporation	7

PART I — OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2007 includes material information up to October 31, 2007. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) for the third quarter over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes which begin on page 53 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, depreciation and amortization and other non-cash items. We use net operating income and funds from operations to assess the operating results of the company. Net operating income is an important measure in assessing operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income on page 29 and a full reconciliation from net income to funds from operations on page 28. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. In the past two years, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties.
At September 30, 2007, the book value of Brookfield Properties’ assets was $20.2 billion. During the three months ended September 30, 2007 we generated $3 million of net income (nil per diluted share) and $146 million of funds from operations ($0.36 per diluted share). During the nine months ended September 30, 2007, we generated $135 million of net income ($0.33 per diluted share) and $442 million of funds from operations ($1.10 per diluted share).
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2007	2006(1)	2007	2006(1)

Total revenue	$705	$421	$2,063	$1,222
Net income	3	35	135	114
Net income per share — diluted	—	0.10	0.33	0.33
Common share dividends paid per share	0.14	0.13	0.41	0.38
Funds from operations	146	109	442	318
Funds from operations per share — diluted	$0.36	$0.31	$1.10	$0.90

(1)	Per share amounts have been restated to reflect the impact of the three-for-two stock split effective May 4, 2007

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Total assets	$20,178	$19,314
Commercial properties	15,450	15,287
Commercial property debt	11,865	11,185
Shareholders’ equity	3,080	3,112

8	Q3/2007 Interim Report

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, pro-actively managing and developing premier properties in supply-constrained, high-growth markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our commercial property portfolio consists of 110 properties totaling 74 million square feet, including 10 million square feet of parking. Our development portfolio comprises 16 development and redevelopment sites totaling 17 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of concentrating operations within a select number of gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through pro-active leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties and investing in joint venture opportunities through the expansion of our asset-management platform;

•	Monetizing development assets; and

•	Expanding our asset management platform through the growth of our existing Office Funds or through the establishment of new funds.
The following table summarizes our investment by market:

			Brookfield Properties'			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Direct
Midtown New York, New York	2	2,786	1,957	$897	$719	$178
Downtown New York, New York	5	9,661	8,778	2,974	2,245	729
Boston, Massachusetts	2	2,163	1,103	387	227	160
Washington, D.C.	6	2,266	2,266	686	502	184
Toronto, Ontario	9	6,646	5,253	1,379	729	650
Calgary, Alberta	7	6,326	3,164	508	377	131
Denver, Colorado	1	1,795	1,795	282	167	115
Minneapolis, Minnesota	4	3,008	3,008	423	123	300
Houston, Texas	1	892	892	156	102	54
Other	2	926	926	106	—	106
Corporate debt	—	—	—	—	531	(531)

	39	36,469	29,142	7,798	5,722	2,076
U.S. Fund
Midtown New York, New York	4	3,548	2,096	1,266	317	949
Downtown New York, New York	2	3,521	3,521	1,272	397	875
Washington, D.C.	22	4,236	4,059	1,140	207	933
Houston, Texas	7	6,958	6,307	927	—	927
Los Angeles, California	22	10,672	10,438	2,635	427	2,208
Corporate U.S. Fund debt	—	—	—	—	4,170	(4,170)

	57	28,935	26,421	7,240	5,518	1,722
Canadian Fund
Toronto, Ontario	3	3,697	924	268	79	189
Calgary, Alberta	1	378	95	20	—	20
Ottawa, Ontario	6	2,780	695	103	26	77
Other	3	919	229	21	2	19

	13	7,774	1,943	412	107	305

Continuing Operations	109	73,178	57,506	$15,450	$11,347	$4,103
Discontinued Operations	1	1,141	285	67	31	36

	110	74,319	57,791	$15,517	$11,378	$4,139
Office development sites	14	15,427	14,134	800	319	481
Redevelopment sites	2	1,536	1,536	293	240	53

Total before transaction costs	126	91,282	73,461	$16,610	$11,937	$4,673
Transaction costs(2)	—	—	—	—	(41)	41

Total	126	91,282	73,461	$16,610	$11,896	$4,714

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Reclassed from other assets as a result of changes in accounting policy — refer to Part VI of this MD&A for further information

Brookfield Properties Corporation	9

We have historically explored property level joint venture opportunities with strategic institutional partners and plan to continue to look for these opportunities. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”). Of our 110 commercial office properties, 25 are wholly owned, 14 are held in property-level joint ventures or co-tenancies, and 71 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We proportionately consolidate our interest in this Fund.
Our U.S. Office Fund consists of a consortium of institutional investors, led and managed by us, investing through direct and indirect investment vehicles. We have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We fully consolidate this Fund.
We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, on-going services.

•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance	Earned when certain pre-determined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle, and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Merrill Lynch, Canadian and U.S. Government and Government Agencies, Chevron U.S.A., CIBC, Wachovia, RBC Financial Group, and Bank of Montreal. A detailed list of our top 20 tenants is included in Part V of this MD&A, commencing on page 44.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration of their leases, and while each market is different, the majority of our leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 6.6% of our leases mature annually over the next five years.
The following is a breakdown of lease maturities by region with associated in-place rental rates:

	Total Portfolio			Midtown New York			Downtown New York			Boston

			Net Rent			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	3,248	5.0		299	4.8		338	2.6		5	0.3
2007	507	0.8	$18	21	0.3	$39	61	0.5	$7	61	3.2	$22
2008	3,056	4.7	21	256	4.1	34	126	1.0	24	127	6.7	32
2009	3,898	6.0	19	327	5.2	23	765	5.9	16	160	8.5	23
2010	4,781	7.4	22	406	6.4	30	221	1.7	20	175	9.3	33
2011	5,184	8.0	25	181	2.9	39	461	3.6	42	394	20.9	46
2012	6,139	9.5	22	388	6.2	32	394	3.1	12	36	1.9	23
2013	11,277	17.4	30	727	11.5	35	4,441	34.4	39	30	1.6	29
2014 & Beyond	26,627	41.2	29	3,693	58.6	47	6,094	47.2	28	899	47.6	31
Parking	9,602	—	—	36	—	—	281	—	—	276	—	—

	74,319	100.0	$26	6,334	100.0	$41	13,182	100.0	$31	2,163	100.0	$33

(1)	Net rent at expiration of lease

10	Q3/2007 Interim Report

	Washington, D.C.			Houston			Los Angeles

			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	420	7.6		517	7.4		1,114	13.1
2007	42	0.8	$24	42	0.6	$13	96	1.1	$17
2008	443	8.0	24	665	9.5	13	730	8.6	20
2009	577	10.4	24	151	2.2	13	571	6.7	19
2010	264	4.8	23	956	13.6	11	1,019	11.9	21
2011	195	3.5	26	591	8.4	13	961	11.3	18
2012	563	10.2	23	1,630	23.2	16	1,321	15.5	25
2013	189	3.4	28	596	8.5	11	643	7.5	32
2014 & Beyond	2,839	51.3	37	1,864	26.6	13	2,078	24.3	26
Parking	970	—	—	838	—	—	2,139	—	—

	6,502	100.0	$31	7,850	100.0	$13	10,672	100.0	$23

(1) Net rent at expiration of lease

	Toronto			Calgary			Ottawa

			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	213	2.4		10	0.1		22	1.3
2007	40	0.5	$37	1	—	$23	81	4.6	$14
2008	359	4.1	25	128	1.9	20	104	5.9	15
2009	672	7.6	19	317	4.7	24	36	2.1	16
2010	915	10.4	29	451	6.6	25	2	0.1	40
2011	634	7.2	29	1,486	21.8	21	—	—	—
2012	938	10.6	27	526	7.7	30	4	0.2	35
2013	1,455	16.5	30	1,376	20.2	23	952	54.4	19
2014 & Beyond	3,598	40.7	27	2,506	37.0	26	549	31.4	15
Parking	1,519	—	—	1,044	—	—	1,030	—	—

	10,343	100.0	$27	7,845	100.0	$24	2,780	100.0	$17

(1) Net rent at expiration of lease

	Denver			Minneapolis			Other

			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	35	2.7		206	8.3		69	4.9
2007	17	1.3	$11	21	0.8	$2	24	1.7	$11
2008	40	3.1	19	38	1.5	12	40	2.9	14
2009	19	1.5	24	219	8.8	5	84	6.0	11
2010	103	8.0	22	60	2.4	11	209	14.9	11
2011	89	6.9	20	38	1.5	17	154	11.0	15
2012	85	6.6	20	156	6.3	17	98	7.0	16
2013	128	9.9	23	653	26.3	10	87	6.2	21
2014 & Beyond	776	60.0	22	1,096	44.1	13	635	45.4	14
Parking	503	—	—	521	—	—	445	—	—

	1,795	100.0	$21	3,008	100.0	$11	1,845	100.0	$14

(1) Net rent at expiration of lease
COMMERCIAL DEVELOPMENT AND REDEVELOPMENT
We hold interests in 17 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have five projects under development and two projects under redevelopment which are outlined on page 15 of this MD&A.

Brookfield Properties Corporation	11

The following table summarizes our commercial development and redevelopment projects at September 30, 2007:

							Other
			Number	Owned			Share-	Net
			of	Interest		Owned	holder’s	Owned
(Square feet in 000’s)	Region	Description	Sites	%	Total	Interest(1)	Interest	Interest

Direct
Ninth Avenue	New York	Between 31st and 33rd Streets across from the	1	100%	4,700	4,700	—	4,700
		Farley Post Office

77 K Street	Washington, D.C.	Adjacent to Union Station	1	50%	327	164	(4)	160
Bay Adelaide Center	Toronto	Bay and Adelaide Streets	1	100%	2,600	2,600	(286)	2,314
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	65%	800	520	(57)	463
Bankers Court	Calgary	East and West Parkades adjacent to Bankers Hall	1	50%	500	250	(28)	222
Herald Site	Calgary	Within one block from our existing Calgary assets	1	100%	1,200	1,200	(132)	1,068
425 15th Street	Denver	One block from Republic Plaza	1	100%	800	800	—	800
Tremont Garage	Denver	One block from Republic Plaza	1	100%	500	500	—	500

			8		11,427	10,734	(507)	10,227

U.S. Fund
Reston Crescent	Washington, D.C.	36 acre landscaped campus in Reston, Virginia	1	100%	1,000	1,000	(548)	452
Waterview	Washington, D.C.	At the foot of the Key Bridge in Rosslyn, Virginia	1	25%	300	75	(41)	34
1500 Smith Street	Houston	Adjacent to Four Allen Center	1	100%	800	800	(438)	362
Allen Center Garage	Houston	Located in the heart of the Allen Center / Cullen	1	100%	700	700	(383)	317
		Center complex
Allen Center Gateway	Houston	Adjacent to the Allen Center	1	100%	700	700	(383)	317

			5		3,500	3,275	(1,793)	1,482

Canadian Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	500	125	(14)	111

			1		500	125	(14)	111

			14		15,427	14,134	(2,314)	11,820
Redevelopment
Four Allen Center(2)	Houston	1400 Smith Street	1	100%	1,267	1,267	(694)	573
1225 Connecticut	Washington, D.C.	Downtown Washington, D.C.	1	100%	269	269	(147)	122

Total development and redevelopment			16		16,963	15,670	(3,155)	12,515

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Property is currently under redevelopment — 100% of the building has been leased to Chevron, who will start to occupy the space in the fourth quarter of 2007
RESIDENTIAL DEVELOPMENT
Through our residential development business segment, we develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. These units also build and sell homes. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads and parks. Included in housing inventory is associated land as well as construction costs.
The following table summarizes our residential land development at September 30, 2007:

	Under Development		Housing Inventory		Held for Development
					Estimated
($ in Millions)	Number of Lots	Book Value	Number of Units	Book Value	Number of Lots	Book Value

Alberta	4,511	$321	588	$71	36,481	$346
Ontario	410	19	450	64	12,882	62
Colorado	954	45	—	—	8,562	112
Texas	156	4	—	—	12,977	75
Missouri	52	2	—	—	401	9

Total	6,083	$391	1,038	$135	71,303	$604

12	Q3/2007 Interim Report

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with generally accepted accounting principles (“GAAP’), net operating income and funds from operations are both non-GAAP financial measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income on page 29 and a full reconciliation from net income to funds from operations on page 28 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year sales and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, future income taxes, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. Under this definition, funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP in Canada or the United States, and should not be considered as an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing up vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of new property acquisitions which fit into our strategic plan;

•	The availability of equity capital at a reasonable cost; and

•	The availability of debt capital at a cost and on terms conducive to our goals.

Brookfield Properties Corporation	13

PART II — FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $20.2 billion at September 30, 2007, an increase of $864 million as compared to December 31, 2006. The increase in total assets is primarily attributable to the purchase of 1201 Louisiana Street in Houston during the second quarter of 2007 and increases in our commercial development portfolio and residential developments, as well as the strengthening of the Canadian dollar, offset by the sale of six buildings in Canada during the first nine months of 2007. The following is a summary of our assets:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Commercial properties	$15,450	$15,287
Commercial developments	1,093	735
Residential developments	1,130	706
Receivables and other	1,023	974
Intangible assets	787	853
Restricted cash and deposits	417	507
Cash and cash equivalents	202	188
Assets related to discontinued operations(1)	76	64

Total	$20,178	$19,314

(1)	Includes $67 million of commercial properties and $9 million of other assets associated with discontinued operations at September 30, 2007 (December 31, 2006 — $61 million and $3 million, respectively)
COMMERCIAL PROPERTIES
The book value of our commercial properties was $15.5 billion as at September 30, 2007 compared to $15.3 billion at December 31, 2006. This increase is primarily attributable to the acquisition of 1201 Louisiana Street in Houston in the second quarter of 2007 and the favorable impact of foreign exchange fluctuations on our Canadian dollar-denominated assets. These increases are offset by the sale of 2 St. Clair Avenue West and 40 St. Clair Avenue West in Toronto in August of 2007, the sale of 18 King Street in Toronto in June of 2007 and the sale of Atrium on Bay in Toronto and 2200 Walkley and 2204 Walkley in Ottawa in February of 2007. The consolidated carrying value of our North American properties is approximately $269 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	Sept. 30, 2007	Dec. 31, 2006
	Total Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)

Midtown New York, New York	6,334	4,053	$2,163	$2,201
Downtown New York, New York	13,182	12,299	4,246	4,294
Boston, Massachusetts	2,163	1,103	387	350
Washington, D.C.	6,502	6,325	1,826	1,980
Houston, Texas	7,850	7,199	1,083	941
Los Angeles, California	10,672	10,438	2,635	2,689
Toronto, Ontario	10,343	6,177	1,647	1,434
Calgary, Alberta	6,704	3,259	528	513
Ottawa, Ontario	2,780	695	103	88
Denver, Colorado	1,795	1,795	282	264
Minneapolis, Minnesota	3,008	3,008	423	423
Other	1,845	1,155	127	110

Continuing operations	73,178	57,506	15,450	15,287
Discontinued operations	1,141	285	67	61

Total	74,319	57,791	$15,517	$15,348

(1)	Represents the company’s consolidated interest before non-controlling interests
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs during the three and nine months ended September 30, 2007 totaled $21 million and $90 million, respectively, compared with $16 million and $54 million during the same periods in 2006. The increase was due to leasing commissions incurred as a result of higher leasing activity in the current period and a larger portfolio following the acquisition of Trizec in the fourth quarter of 2006.

14	Q3/2007 Interim Report

Tenant installation costs are summarized as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Leasing commissions	$10	$10	$26	$20
Tenant improvements	11	6	64	34

Total	$21	$16	$90	$54

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and nine months ended September 30, 2007 totaled $10 million and $25 million, respectively, compared with $5 million and $14 million during the same periods in 2006. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to extend the service life of an asset.
The details of our capital expenditures are summarized as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Revenue enhancing	$5	$3	$10	$6
Non-revenue enhancing	5	2	15	8

Total	$10	$5	$25	$14

ASSETS HELD FOR SALE
In the third quarter of 2007, one property met the criteria for being classified as held for sale: Gulf Canada Square in Calgary. We reclassified $76 million of assets and $39 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with this property as at September 30, 2007.
As at December 31, 2006, three properties met the criteria for being classified as discontinued operations: Atrium on Bay in Toronto, and 2200 Walkley and 2204 Walkley in Ottawa. We reclassified $64 million of assets and $36 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with these properties as at December 31, 2006.
COMMERCIAL DEVELOPMENTS
The details of our commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
	Buildable	Under Construction
(Millions)	Sq. Ft. (000’s)	(000’s)	Sept. 30, 2007	Dec. 31, 2006

Active developments
Bay Adelaide Centre, Toronto	2,600	1,100	$379	$251
Reston Crescent, Washington, D.C.	1,000	185	52	6
Waterview, Washington, D.C.	300	300	25	44
77 K Street, Washington, D.C.	327	327	27	16
Bankers Court, Calgary	500	265	17	7

Planning
Ninth Avenue, New York	4,700		198	184
Herald Site, Calgary	1,200		52	38
Others
1500 Smith Street, Houston	800
Allen Center Gateway, Houston	700
Allen Center Garage, Houston	700
425 15th Street, Denver	800
Tremont Garage, Denver	500
Brookfield Place III, Toronto	800
300 Queen Street, Ottawa	500
	4,800		50	50

Total developments	15,427	2,177	800	596
Redevelopment
Four Allen Center, Houston	1,267	1,267		139
			193
1225 Connecticut Avenue, Washington, D.C.	269	269	100	—

Total developments and redevelopments	16,963	3,713	$1,093	$735

Brookfield Properties Corporation	15

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of this development land and infrastructure was $1,093 million at September 30, 2007, an increase of $358 million from $735 million at December 31, 2006. The increase is a result of the active construction at a number of development sites, offset by the sale of a portion of the Waterview site in Washington, D.C. during the second quarter of 2007. The following is a brief description of our construction in progress:
•	Active construction is underway at Four Allen Center, a redevelopment site comprising 1,267,000 square feet in downtown Houston. This building has been entirely leased to Chevron, U.S.A., Inc. (“Chevron”), who is expected to occupy the space during the fourth quarter of 2007. As a result of the construction in progress, the book value of this site has increased by $54 million compared to December 31, 2006.

•	Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 36 acre landscaped campus where construction is underway on Two Reston Crescent, a 185,000 square foot building. Completion is expected before the end of the year. During the first quarter of 2007, demolition began on the existing Reston Unisys I and II buildings. As a result of construction progress to date, the book value of this project has increased by $46 million compared to December 31, 2006.

•	Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and construction is actively underway. Phase I represents 1.1 million square feet of a three-phase project which is expected to total 2.6 million square feet and be completed in 2009. Due to the continuous construction on Phase I, as well as the impact of foreign exchange, the book value of this site has increased by $128 million as compared to December 31, 2006

•	Construction on Bankers Court in Calgary, a 500,000 square foot, two-building project, commenced in the third quarter of 2006. Active development of the first building, totaling 265,000 square feet, is taking place and expected to be complete in 2008. The building is 100% leased. As a result of the continuous development, as well as the impact of foreign exchange, the book value of this site has increased by $10 million since December 31, 2006.

•	Construction on 77 K Street in Washington, D.C., a development project we acquired in July 2006, commenced in the fourth quarter of 2006. Completion is expected in 2008. As a result of the active construction, the book value of this site has increased by $11 million since December 31, 2006.

•	1225 Connecticut Avenue in Washington, D.C. was a commercial property acquired as part of the Trizec portfolio. The property is currently undergoing a full redevelopment of its 269,000 square feet, which is expected to be completed in the fourth quarter of 2008. This site was classified as a commercial property at December 31, 2006 and was re-classified as a redevelopment site in the third quarter of 2007 with a book value of $100 million.

•	Waterview, a development site acquired with the Trizec portfolio, was under construction prior to the acquisition. During the second quarter of 2007, we sold the 630,000 square foot office portion of this development site. The remaining 300,000 square foot building is expected to be complete in the fourth quarter of 2007. This site will be our only hotel/residential asset in Washington, D.C. As a result of the sale, the book value of this site has decreased by $19 million since December 31, 2006.
Although we are not a speculative developer, we are a full-service real estate company with in-house development expertise. With 17 million square feet of high-quality, centrally-located development and redevelopment properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and pre-leasing targets have been achieved.
Expenditures for development and redevelopment on commercial properties totaled $91 million and $222 million in the three and nine months ended September 30, 2007, respectively, compared with $30 million and $44 million during the same periods in 2006. The increase is due to construction costs incurred on the seven projects mentioned above, which are all currently under active development.
The details of development and redevelopment expenditures are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Construction costs	$73	$21	$142	$23
Interest capitalized	17	6	40	15
Tenant improvements	—	—	39	—
Property taxes and other	1	3	1	6

Total	$91	$30	$222	$44

16	Q3/2007 Interim Report

Further details on our active developments as at September 30, 2007 are as follows:

	Square Feet
	Currently		Owned Interest(1)
	Under	Expected			Estimated	Total	Amount		Estimated
	Construction	Date of	%	Investment	Total	Construction	Drawn Sept.		NOI at
(Millions)	(000’s)	Completion	Pre-leased	to Date	Investment	Loan	30, 2007		Stabilization

Active developments
Bay-Adelaide Centre, Toronto	1,100	Q3 2009	38%	$232	$535	$423		$70	$39
Reston Crescent, Washington, D.C.	185	Q1 2008	—	24	55	—		—	5
77 K Street, Washington, D.C.	327	Q3 2008	—	27	64	51		11	5
Bankers Court, Calgary	265	Q4 2008	100%	17	55	—		—	5

Subtotal Office developments	1,877			$300	$709	$474		$81	$54
Waterview, Washington, D.C.(2)	300	Q4 2007	—	25	34	20		14	—

Total	2,177			$325	$743	$494		$95	$54

Redevelopments
Four Allen Center, Houston	1,267	Q4 2007	100%	$193	$210	$240		$240	$21
1225 Connecticut, Washington D.C.	269	Q4 2008	8%	100	132	—	—	—	12

Total	1,536			$293	$342	$240		$240	$33

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Estimated value of hotel and condominium upon completion is $45 million
RESIDENTIAL DEVELOPMENT
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at September 30, 2007 was $1,130 million, compared with $706 million at the end of 2006. The increase was attributable to additional land acquisitions and increased work in progress on costs incurred during the year as well as the favorable impact of foreign exchange. These increases are offset by residential inventory sold.
The details of our residential development property portfolio are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Under development	$391	$249
Housing Inventory	135	58
Held for development	604	399

Total	$1,130	$706

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots		Book Value (Millions)
Under development	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006

Alberta	4,511	3,753	$321	$212
Ontario	410	350	19	4
Colorado	954	806	45	29
Texas	156	102	4	3
Missouri	52	64	2	1

Total	6,083	5,075	$391	$249

	Number of Units		Book Value (Millions)
Housing Inventory	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006

Alberta	588	566	$71	$35
Ontario	450	186	64	23

Total	1,038	752	$135	$58

	Estimated Number of Lots		Number of Acres		Book Value (Millions)
Held for Development	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006

Alberta	36,481	32,007	5,474	4,913	$346	$223
Ontario	12,882	8,185	2,147	1,637	62	52
Colorado	8,562	7,686	2,141	1,531	112	79
Texas	12,977	7,178	3,190	1,860	75	40
Missouri	401	498	67	83	9	5

Total	71,303	55,554	13,019	10,024	$604	$399

Brookfield Properties Corporation	17

RECEIVABLES AND OTHER ASSETS

Receivables and other assets increased to $1,023 million at September 30, 2007 from $974 million at December 31, 2006. The primary reason for this increase was the acquisition of a $77 million mortgage that had been provided to our partners in conjunction with their investment in the Canadian Fund assets. Offsetting this increase was the collection of a $30 million short-term receivable as well as a reclassification of transaction costs from other assets to commercial property debt and capital securities – corporate as a result of adopting a new financial instruments accounting standard. Refer to Note 2 of the consolidated financial statements for further information on the adoption of this standard.

The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Accounts receivable	$99	$133
Straight-line rent and free rent receivables	354	299
Real estate mortgages	136	86
Residential receivables and other assets	269	245
Prepaid expenses and other assets	165	211

Total	$1,023	$974

INTANGIBLE ASSETS
Pursuant to Emerging Issues Committee Abstract 140 “Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination,” an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases based on their fair value that the enterprise acquires in connection with the real estate property. We assess the fair value of acquired intangible assets and liabilities, including tenant improvements, above- and below-market leases, origination costs, and other identified intangible assets and assumed liabilities and, as of September 30, 2007, have allocated $787 million (December 31, 2006 — $853 million), net of related amortization to intangible assets in connection with the Trizec acquisition, the O&Y acquisition, acquisitions in the greater Washington, D.C. area in 2006 and the recent acquisition in Houston.
The components of intangible assets are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Intangible Assets
Lease origination costs	$321	$263
Tenant relationships	562	573
Above-market leases and below-market ground leases	68	79

	$951	$915
Less accumulated amortization
Lease originations costs	(89)	(32)
Tenant relationships	(64)	(26)
Above-market leases and below-market ground leases	(11)	(4)

Total net	$787	$853

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $417 million as at September 30, 2007 from $507 million at December 31, 2006. The decrease is a result of a drawdown on an escrow account set up in the fourth quarter of 2006 in connection with the acquisition of Four Allen Center. The money is being used to fund the current redevelopment taking place at Four Allen Center. Included in restricted cash and deposits is $241 million (December 31, 2006 — $249 million) of short-term government securities held in a trust account to match interest and principal payments of the $238 million mortgage on One Liberty Plaza maturing in December 2007.
CASH AND CASH EQUIVALENTS
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and cash equivalents, which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines. These funds are invested in short-term marketable securities.
As at September 30, 2007, cash balances increased to $202 million from $188 million at December 31, 2006, principally as a result of the sale 2 St. Clair Avenue West and 40 St. Clair Avenue West in Toronto in August of 2007, which generated cash proceeds of $22 million as well as the sale of Atrium on Bay in Toronto and 2200 Walkley and 2204 Walkley in Ottawa, which were all sold in February of 2007 for gross cash proceeds of $116 million, and the sale of 18 King Street in Toronto in the second quarter of 2007 for gross cash proceeds of $10 million. This increase was offset by cash utilized on development and redevelopment activities.

18	Q3/2007 Interim Report

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $20.2 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Liabilities
Commercial property debt	$11,865	$11,185
Accounts payable and other liabilities	1,231	923
Intangible liabilities	871	919
Future income tax liability	559	584
Liabilities related to discontinued operations(1)	39	36
Capital securities — corporate	1,058	1,093
Capital securities — fund subsidiaries	769	803
Non-controlling interests — fund subsidiaries	239	266
Non-controlling interest — other subsidiaries	82	67
Preferred equity — subsidiaries	385	326
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	3,035	3,067

Total	$20,178	$19,314

(1)	Includes commercial property debt of $31 and $8 million of other liabilities associated with discontinued operations at September 30, 2007 (December 31, 2006 — $34 million and $2 million, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $11.9 billion at September 30, 2007, compared with $11.2 billion at December 31, 2006. The increase is primarily attributable to the refinancing of One Liberty Plaza in New York as well as new property debt on 1201 Louisiana Street in Houston, which was acquired in the second quarter of 2007, new debt on 77 K Street, an active development site in Washington, D.C. and a draw on our Corporate Credit Facility. These increases were offset by paydown of the balance of our interest-only debt on the O&Y portfolio, the payoff of a portion of the debt on Dain Plaza in Minneapolis, the sale of 18 King Street in Toronto, the refinancing of debt on our Waterview development site in the second quarter of 2007 due to the sale of a portion of the site, the repayment of debt on Royal Centre in Vancouver and the dispositions of Atrium on Bay, 2200 Walkley and 2204 Walkley in the first quarter of 2007. Commercial property debt at September 30, 2007 had an average interest rate of 6.65%. Predominantly all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund entities.
We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At September 30, 2007, the average term to maturity of our commercial property debt was consistent with our average lease term at approximately seven years.
During the third quarter of 2007, we refinanced One Liberty Plaza in New York with an $850 million, non-recourse 10-year loan at a fixed rate of 6.139%, repaying a $397 million loan at a fixed rate of 6.75%. During the first quarter of 2007, we refinanced $310 million of commercial property debt related to One World Financial Center in New York. This debt was refinanced at a fixed rate of 6.32%. We have $800 million of committed corporate credit facilities consisting of a $500 million bank credit facility and a $300 million line from Brookfield Asset Management. At September 30, 2007, the balance drawn on these facilities, which are in the form of three-year revolving facilities, was $381 million and nil, respectively (balances at December 31, 2006 were nil and nil, respectively). At the time of the Trizec acquisition, we obtained a new $600 million term loan facility at a rate of LIBOR + 150 basis points in the form of a twelve month facility with two six-month extension options. The outstanding balance on this facility at September 30, 2007 was $150 million (December 31, 2006 — $300 million).
During the third quarter of 2007, we completed a new secured, non-revolving credit facility totaling C$420 million for the construction financing of the development of Bay-Adelaide West Tower in Toronto. The facility, maturing July 2010 with two optional one-year extensions, is secured by the Bay-Adelaide Centre project. The facility bears an annual interest rate of BA + 135 basis points. We currently have guaranteed up to C$90 million of the facility which reduces to C$60 million upon meeting certain leasing thresholds. As at September 30, 2007, $70 million was drawn down on this facility.

Brookfield Properties Corporation	19

As at September 30, 2007, we had approximately $102 million (December 31, 2006 — $345 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates, after taking into consideration C$200 million loaned to Brookfield Asset Management in the third quarter of 2007 that has been offset against the Class AAA Series E capital securities. The composition of debt owed to Brookfield Asset Management is as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Commercial property specific debt	$—	$72
Development debt	102	102
Class AAA series E capital securities	—	171

Total	$102	$345

Interest expense related to the debt owed to Brookfield Asset Management, including preferred dividends classified as interest expense, totaled $4 million and $12 million for the three and nine months ended September 30, 2007, respectively, compared to $9 million and $21 million for the same periods in 2006, and was recorded at the exchange amount.

20	Q3/2007 Interim Report

The details of commercial property debt at September 30, 2007 are as follows:

		Interest Rate	Maturity	Owned Interest(1)
Commercial Property	Location	%	Date	(Millions)	Mortgage Details

Direct
One Liberty Plaza(2)	New York	6.98	2007	$238	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	7.07	2007	83	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.88	2007	35	Non-recourse, floating rate
105 Adelaide	Toronto	5.77	2007	24	Non-recourse, fixed rate
Queens Quay Terminal	Toronto	6.50	2007	7	Non-recourse, fixed rate
Hudson’s Bay Centre	Toronto	6.37	2008	101	Non-recourse, floating rate
Petro-Canada Centre	Calgary	6.43	2008	126	Non-recourse, fixed rate
22 Front Street	Toronto	11.88	2008	7	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	235	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	74	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	2011	75	Non-recourse, fixed rate
Queens Quay Terminal	Toronto	7.26	2011	35	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	2011	102	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	64	Non-recourse, fixed rate
HSBC	Toronto	8.19	2012	24	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	568	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	279	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	349	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	177	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	2013	43	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	167	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	2014	126	Non-recourse, fixed rate
53 State Street	Boston	5.96	2016	143	Non-recourse, fixed rate
One Bethesda	Washington, D.C.	5.66	2016	53	Non-recourse, fixed rate
One World Financial Center	New York	5.83	2017	310	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	2017	850	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	94	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	29	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	84	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	5.57	2012	84	Non-recourse, floating rate

				5,191

U.S. Fund
2000 L Street	Washington, D.C.	6.26	2007	56	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	7.07	2008	33	Non-recourse, fixed rate
Two Ballston Plaza	Washington, D.C.	6.91	2008	26	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.27	2008	58	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, fixed rate
Four Allen Center(3)	Houston	5.77	2013	240	Non-recourse, fixed rate
Grace Building	New York	5.54	2014	194	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	111	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	235	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	113	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	397	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.62	2011	3,101	Non-recourse, floating rate
CMBS Pool debt	—	5.87	2011	600	Non-recourse, floating rate
CMBS Pool debt	—	6.83	2008/2011	469	Non-recourse, fixed rate

				5,758

Canadian Fund
First Canadian Place	Toronto	8.06	2009	67	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	2009	7	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.72	2009	2	Non-recourse, fixed rate
Gulf Canada Square	Calgary	5.47	2011	31	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	2012	12	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	2014	2	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	2024	17	Non-recourse, fixed rate

				138

Corporate and Other
Corporate Revolver	—	6.22	2009	381	Recourse, floating rate
Term facility	—	6.62	2008	150	Recourse, floating rate
Development debt	Various	Various	Various	319	Various terms

Total Commercial Property Debt				$11,937
Transaction costs(4)				(41)

Total		6.65		$11,896

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Included in restricted cash and deposits is $241 million of securities to match interest and principal payments on this commercial property debt

(3)	Redevelopment debt

(4)	Reclassified from other assets as a result of changes in accounting policy – refer to Part VI of this MD&A for further details

Brookfield Properties Corporation	21

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	Sept. 30, 2007

Remainder of 2007	$54	$545	$599	6.86
2008	170	658	828	6.63
2009	192	480	672	6.48
2010	197	11	208	6.50
2011	201	4,520	4,721	7.04
2012 and thereafter	366	4,543	4,909	6.14

Total	$1,180	$10,757	$11,937	6.65

(1)	Excludes transaction costs
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

		Payments Due By Period
		Less Than
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$11,937	$599	$1,500	$4,929	$4,909
Residential development debt	472	44	417	11	—
Capital securities	1,065	—	—	201	864
Interest expense(2)
Commercial property debt	3,917	713	1,040	681	1,483
Capital securities — corporate	364	15	116	105	128
Capital securities — fund subsidiaries(3)	170	7	56	56	51
Minimum rental payments — ground leases(4)	3,147	7	56	56	3,028

(1)	Excludes transaction costs

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(3)	Excludes redeemable equity interests

(4)	Represents payments on properties situated on land held under leases or other agreements
Corporate Guarantees and Contingent Obligations
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 23 to the consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $1,231 million at September 30, 2007, compared with $923 million at December 31, 2006. The increase primarily relates to our land development debt and our residential payables, which experienced an increase in accruals as a result of the increased build-out of lots. Land development debt, which totaled $472 million at September 30, 2007 compared with $236 million at December 31, 2006, is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 6.2% at September 30, 2007 (December 31, 2006 – 6.2%).
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Accounts payable and accrued liabilities	$515	$503
Straight-line rent payable	56	46
Residential payables and accrued liabilities	188	138
Land development debt	472	236

Total	$1,231	$923

22	Q3/2007 Interim Report

INTANGIBLE LIABILITIES
Intangible liabilities consist of below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization.
The composition of intangible liabilities is as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Intangible liabilities
Below-market leases	$938	$902
Above-market ground leases and unfavorable purchase options	95	70

	1,033	972
Less accumulated depreciation
Below-market leases	(152)	(46)
Above-market ground leases and unfavorable purchase options	(10)	(7)

Total net	$871	$919

FUTURE INCOME TAXES
At September 30, 2007, we had a net future income tax liability of $559 million compared to $584 million at December 31, 2006.

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Future income tax liabilities related to difference in tax and book basis, net	$(896)	$(935)
Future income tax assets related to non-capital losses and capital losses	337	351

Total net	$(559)	$(584)

CAPITAL SECURITIES – CORPORATE
Pursuant to the CICA Handbook section 3861, “Financial Instruments – Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities – Corporate.”
In September 2007, we loaned C$200 million to Brookfield Asset Management which has been set-off against C$200 million of Class AAA Series E capital securities, which are held by Brookfield Asset Management. The set-off is pursuant to the terms of the promissory note.
We have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30 2007	Dec. 31, 2006

Class AAA Series E	8,000,000	70% of bank prime	$—	$171
Class AAA Series F	8,000,000	6.00%	201	171
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	201	171
Class AAA Series I	8,000,000	5.20%	201	171
Class AAA Series J	8,000,000	5.00%	201	171
Class AAA Series K	6,000,000	5.20%	151	128

Total before share issue costs			$1,065	$1,093
Transaction costs(1)			(7)	—

Total			$1,058	$1,093

(1)	Reclassified from other assets as a result of changes in accounting policies — refer to Part VI of this MD&A for further details For redemption dates, refer to Note 14 of the consolidated financial statements
CAPITAL SECURITIES – FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our Fund are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Debt securities	$257	$257
Redeemable equity interests	512	546

Total	$769	$803

Debt securities consist of partner contributions to the Fund by way of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.

Brookfield Properties Corporation	23

Redeemable equity interests includes $447 million representing the equity interest in the Fund held by our joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (Capital securities – fund subsidiaries) in our financial statements as we could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 6%.
NON-CONTROLLING INTERESTS – FUND SUBSIDIARIES
At September 30, 2007, non-controlling interests – fund subsidiaries was $239 million (December 31, 2006 – $266 million) and represents equity contributions by other Fund investors in the Brookfield Properties-led consortium.
NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others' Equity Ownership	Sept. 30, 2007	Dec. 31, 2006

Common shares of BPO Properties	11.0%	$69	$55
Limited partnership units of Brookfield Financial Properties	0.6%	13	12

Total		$82	$67

Non-controlling interests in BPO Properties increased to $69 million at September 30, 2007 from $55 million at December 31, 2006 due to increased earnings at the BPO Properties level as well as the impact of foreign exchange fluctuations offset by the buyback of 20,800 shares at BPO Properties.
PREFERRED EQUITY – SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $385 million of preferred equity outstanding at September 30, 2007 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.
The following table details the preferred shares issued by our subsidiaries:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2007	Dec. 31, 2006

BPO Properties
	1,805,489	Series G	70% of bank prime	$45	$39
	3,816,527	Series J	70% of bank prime	96	82
	300	Series K	30-day BA + 0.4%	152	127
	2,847,711	Series M	70% of bank prime	72	61
	800,000	Series N	30-day BA + 0.4%	20	17

Total				$385	$326

During the three and nine months ended September 30, 2007, dividends of $4 million and $12 million were paid on preferred shares issued by our subsidiaries, respectively, compared to $3 million and $10 million during the same periods in 2006.
PREFERRED EQUITY – CORPORATE
At September 30, 2007 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.

24	Q3/2007 Interim Report

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2007	Dec. 31, 2006

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form
During the three and nine months ended September 30, 2007, we paid preferred dividends of $1 million and $3 million, consistent with the same periods in 2006.
COMMON EQUITY
As at September 30, 2007, we had 394,191,250 issued and outstanding common shares. On a diluted basis, we had 402,498,106 common shares outstanding, calculated as follows:

	Sept. 30, 2007	Dec. 31, 2006(1)

Common shares outstanding	394,191,250	396,868,457
Unexercised options	8,306,856	7,179,457

Common shares outstanding — diluted(2)	402,498,106	404,047,914

(1)	Restated to reflect three-for-two stock split effective May 4, 2007

(2)	Includes all potential common shares at September 30, 2007 and December 31, 2006
During the third quarter of 2007, we repurchased 2,077,000 shares under our normal course issuer bid at an average price of $23.56 per share, bringing the total year-to-date repurchases to 3,077,000 at an average price of $23.97. Since the inception of the normal course issuer bid in 1999, we have repurchased approximately 34.5 million shares at an average price of $11.23 per share on a post-split basis.
At September 30, 2007, the book value of our common equity was $3.0 billion, compared with a common market equity capitalization of approximately $9.8 billion, calculated as total common shares outstanding multiplied by $24.90, the closing price per common share on the New York Stock Exchange on September 28, 2007.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders.
Contractual rent is the primary driver of cashflow from operating activities, which represents the primary source of liquidity to fund debt service, dividend payments and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by our properties to service these obligations. We seek to increase income from our existing properties by maintaining quality standards, which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover, and controlling operating expenses. Other sources of revenue include third-party fees generated by our real estate management, leasing and development businesses. In addition, our tax status as a corporation and substantial tax loss pools allow us to reinvest and retain cash generated by our operations without incurring cash taxes.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of up to 70%. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Brookfield Properties Corporation	25

OPERATING RESULTS
NET INCOME
Our net income for the three and nine months ended September 30, 2007 was $3 million (nil per diluted share) and $135 million ($0.33 per diluted share), respectively, compared to $35 million ($0.10 per diluted share) and $114 million ($0.33 per diluted share) during the same periods in 2006. The net decrease quarter over quarter of $0.10 per diluted share is a result of:
•	an increase in commercial property debt interest expense of $94 million ($0.24 per diluted share) related to interest carry on the Trizec portfolio and the acquisitions of 1201 Louisiana Street and Four Allen Center as well as new debt on Hudson’s Bay Centre and 77 K Street;

•	a one-time charge to interest expense of $27 million ($0.07 per diluted share) related to a break fee incurred on the refinancing of One Liberty Plaza in New York;

•	an increase in general and administrative expense of $8 million ($0.02 per diluted share) primarily due to the expansion of our portfolio and asset management platform;

•	one-time transaction costs of $8 million ($0.02 per diluted share), $4 million of which relates to the costs associated with the integration of Trizec and $4 million of which relates to the write-off of our investment in a financing vehicle for our Canadian assets that we elected not to implement in the quarter;

•	an increase in depreciation and amortization expense of $86 million ($0.22 per diluted share) related to the Trizec acquisition as well as the acquisition of 1201 Louisiana Street in Houston offset by:

•	$152 million of growth ($0.38 per diluted share) from commercial property net operating income, primarily as a result of the Trizec acquisition in the fourth quarter of 2006 and the acquisition of 1201 Louisiana Street in Houston in the second quarter of 2007;

•	$6 million of growth ($0.01 per diluted share) from our residential development operations which continues to benefit from the low interest rate environment and strong demand in the Alberta housing market;

•	$4 million of growth ($0.01 per diluted share) from interest and other income;

•	$20 million of interest on capital securities – fund subsidiaries and non-controlling interests – fund subsidiaries ($0.05 per diluted share) representing the co-investors’ share of net losses related to the U.S. Fund;

•	a $5 million gain ($0.02 per diluted share), net of non-controlling interest, on the sale of 2 and 40 St. Clair Avenue West in Toronto in the third quarter of 2007.

26	Q3/2007 Interim Report

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006(1)	2007	2006(1)

Total revenue	$705	$421	$2,063	$1,222
Net operating income
Commercial property operations	332	179	972	524
Residential development operations	43	37	157	93
Interest and other income	13	9	32	30

	388	225	1,161	647

Expenses
Interest
Commercial property debt	177	83	523	237
Capital securities – corporate	15	13	46	39
Capital securities – fund subsidiaries	(8)	—	(22)	—
General and administrative	23	15	76	44
Transaction costs
Debt defeasance	27	—	27	—
Other	8	—	15	—
Non-controlling interests
Fund subsidiaries	(12)	—	(27)	—
Other subsidiaries	6	7	21	17
Depreciation and amortization	135	49	392	140
Future income taxes	20	23	66	86

Net income (loss) from continuing operations	(3)	35	44	84
Discontinued operations(2)	6	—	91	30

Net income	$3	$35	$135	$114

Net income (loss) per share – diluted
Continuing operations	$(0.01)	$0.10	$0.11	$0.24
Discontinued operations	0.01	—	0.22	0.09

	$—	$0.10	$0.33	$0.33

Funds from operations per share – diluted
Continuing operations	$0.34	$0.30	$1.08	$0.87
Discontinued operations	0.02	0.01	0.02	0.03
Property disposition gains	0.02	—	0.19	0.13

	$0.38	$0.31	$1.29	$1.03

(1)	Per share amounts have been restated to reflect the impact of the three-for-two stock split effective May 4, 2007

(2)	Refer to page 34 for further details on discontinued operations
It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2007	2006(1)	2007	2006(1)

Net income	$3	$35	$135	$114
Preferred share dividends	(2)	(1)	(3)	(2)

Net income available to common shareholders	$1	$34	$132	$112

Weighted average shares outstanding – basic	395.6	347.1	396.6	347.0
Net income per share – basic	$—	$0.10	$0.33	$0.33

Weighted average shares outstanding – diluted	398.7	350.2	400.0	350.0
Net income per share – diluted	$—	$0.10	$0.33	$0.33

Weighted average shares outstanding – basic	395.6	347.1	396.6	347.0
Unexercised options	3.1	3.1	3.4	3.0

Weighted average shares outstanding – diluted	$398.7	$350.2	$400.0	$350.0

(1)	Share amounts have been restated to reflect three-for-two stock split effective May 4, 2007

Brookfield Properties Corporation	27

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Net income	$3	$35	$135	$114
Depreciation and amortization(1)	136	51	395	147
Future income taxes(2)	22	23	95	101
Non-cash items included in capital securities and non-controlling interests — fund subsidiaries	(45)	—	(146)	—
Transaction costs – debt defeasance	27	—	27	—
Transaction costs – other(3)	8	—	11	—
Property disposition gain(4)	(5)	—	(75)	(44)

Funds from operations	$146	$109	$442	$318

(1)	Includes depreciation and amortization from discontinued operations of $1 million and $3 million for the three and nine months ended September 30, 2007, respectively, and $2 million and $7 million for the same periods in 2006, respectively

(2)	Includes future income taxes from discontinued operations of $2 million and $29 million for the three and nine months ended September 30, 2007, respectively, and nil and $15 million for the same periods in 2006, respectively

(3)	Represents transaction costs of $8 million and $15 million net of non-controlling interests of nil and $4 million for the three and nine months ended September 30, 2007, respectively

(4)	Net of non-controlling interests of $2 million and $41 million for the three and nine months ended September 30, 2007, respectively and nil and nil for the same periods in 2006, respectively
After providing for preferred share dividends, our funds from operations per diluted share, excluding gains, is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2007	2006(1)	2007	2006(1)

Funds from operations	$146	$109	$442	$318
Preferred share dividends	(2)	(1)	(3)	(2)

	$144	$108	$439	$316

Weighted average shares outstanding — diluted	398.7	350.2	400.0	350.0

Funds from operations per share — diluted	$0.36	$0.31	$1.10	$0.90

(1)	Share amounts have been restated to reflect the impact of the three-for-two stock split effective May 4, 2007
REVENUE
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Total commercial property revenue	$552	$307	$1,602	$890
Revenue from residential development operations	140	105	429	302

	692	412	2,031	1,192
Interest and other income	13	9	32	30

Total	$705	$421	$2,063	$1,222

28	Q3/2007 Interim Report

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $332 million and $972 million in the three and nine months ended September 30, 2007, respectively, compared with $179 million and $524 million during the same periods in 2006.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Commercial Property Revenue
Revenue from current properties	$495	$291	$1,428	$848
Straight-line rental income	11	2	38	9
Intangible amortization	36	4	104	8

	542	297	1,570	865
Recurring fee income	10	7	28	20
Non-recurring fee and other income	—	3	4	5

Total commercial property revenue	552	307	1,602	890
Property operating costs	(220)	(128)	(630)	(366)

Commercial property net operating income	$332	$179	$972	$524

Our Direct net operating income as well as our net operating income from Funds for the three and nine month periods ended September 30, 2007 and 2006 is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Direct
Same property	$172	$166	$504	$481
Properties acquired	2	—	3	—
Recurring fee income	9	7	22	16

	183	173	529	497

U.S. Fund
Properties acquired	138	—	412	—
Recurring fee income	1	—	1	—

	139	—	413	—

Canadian Fund
Same property	9	6	24	23
Recurring fee income	1	—	6	4

	10	6	30	27

Total commercial property net operating income	$332	$179	$972	$524

The components of commercial property net operating income from discontinued operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Revenue from discontinued operations	$4	$7	$14	$24
Property operating expenses	(1)	(4)	(5)	(13)

Net operating income from discontinued operations	$3	$3	$9	$11

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $552 million and $1,602 million during the three and nine months ended September 30, 2007, respectively, compared with $307 million and $890 million during the same periods in 2006. The increases are primarily a result of the Trizec acquisition and the acquisition of 1201 Louisiana Street in Houston.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2007, we recognized $11 million and $38 million of straight-line rental revenue, respectively, as compared to $2 million and $9 million during the same periods in 2006.
Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses were $220 million and $630 million during the three and nine months ended September 30, 2007, respectively, as compared to $128 million and $366 million during the same periods in 2006. The primary reason for the increase was the acquisition of Trizec in the fourth quarter of 2006 and the acquisition of 1201 Louisiana in the second quarter of 2007 offset by the sale of various properties from the O&Y portfolio since the third quarter of 2006. The acquisitions accounted for approximately $257 million of the increase year-to-date in 2007 as compared to 2006.

Brookfield Properties Corporation	29

Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity is the principal contributor to the change in same property net operating income. During the third quarter of 2007, occupancy increased due to lease-ups in Boston, Downtown New York, Toronto, Denver and Minneapolis as compared to the third quarter of 2006. At September 30, 2007, average in-place net rent throughout the portfolio was $23.04 per square foot.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at September 30, 2007:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	6,298	11.3	$35.74	$84
Downtown	12,901	8.2	26.93	44
Boston, Massachusetts	1,887	6.2	29.37	35
Washington, D.C.	5,532	7.0	24.83	35
Houston, Texas	7,012	5.4	11.46	18
Los Angeles, California	8,533	4.8	19.71	25
Toronto, Ontario	8,824	6.7	25.12	27
Calgary, Alberta	6,801	6.3	22.86	35
Ottawa, Ontario	1,750	5.8	17.13	17
Denver, Colorado	1,292	7.7	17.11	22
Minneapolis, Minnesota	2,487	6.5	9.47	15
Other	1,400	8.0	12.49	20

Total(1)	64,717	7.1	$23.04	$36

(1)	Excludes developments
Our total portfolio occupancy rate decreased by 100 basis points to 95.0% at September 30, 2007 compared with 96.0% at September 30, 2006 primarily due to the acquisition of the Trizec portfolio.
A summary of occupancy levels as at September 30 over the past two years is as follows:

	Sept. 30, 2007		Sept. 30, 2006
	Leasable Area	%	Leasable Area	%
	Sq. Ft.	Leased	Sq. Ft.	Leased

New York, New York
Midtown	6,298	95.2	2,786	99.7
Downtown	12,901	97.4	9,379	95.9
Boston, Massachusetts	1,887	99.7	1,887	92.2
Washington, D.C.	5,532	92.4	1,694	99.2
Houston, Texas	7,012	92.6	—	—
Los Angeles, California	8,533	86.9	—	—
Toronto, Ontario	8,824	97.6	10,457	95.1
Calgary, Alberta	6,801	99.9	6,808	99.5
Ottawa, Ontario	1,750	98.7	1,909	99.2
Denver, Colorado	1,292	97.3	1,292	89.5
Minneapolis, Minnesota	2,487	91.7	2,487	88.8
Other	1,400	95.1	1,398	95.1

Total(1)	64,717	95.0	40,097	96.0

(1)	Excludes developments

30	Q3/2007 Interim Report

During the nine months ended September 30, 2007, we leased 5.0 million square feet of space at an average leasing net rent of $30.62 per square foot. This included 2.8 million square feet of new leases and 2.2 million square feet of renewals. Expiring net rent for the portfolio averaged $20.96 per square foot.
The details of our leasing activity for the three months ended September 30, 2007 is as follows:

	Dec. 31, 2006		Activities During the Nine Months Ended September 30, 2007						Sept. 30, 2007
				Average		Year One	Average
				Expiring		Leasing	Leasing	Acq./
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft (1)	Sq. Ft. (1)	Sq. Ft. (1)	($ per sq. ft.)	Sq. Ft.(1)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft. (1)	Sq. Ft. (1)	Sq. Ft. (1)

New York, New York
Midtown	6,298	6,192	(523)	$26.89	330	$71.93	$75.24	—	6,298	5,999
Downtown	12,901	12,342	(280)	17.96	501	30.32	33.50	—	12,901	12,563
Boston, Massachusetts	1,887	1,745	(152)	26.59	289	31.26	33.86	—	1,887	1,882
Washington, D.C.	5,749	5,610	(675)	20.79	388	30.62	31.93	(211)	5,532	5,112
Houston, Texas	6,168	5,832	(783)	12.93	689	14.62	15.09	757	7,012	6,495
Los Angeles, California	8,533	7,458	(568)	19.19	529	24.30	26.86	—	8,533	7,419
Toronto, Ontario	10,455	10,012	(702)	24.15	757	26.09	26.74	(1,456)	8,824	8,611
Calgary, Alberta	6,801	6,786	(1,048)	25.44	1,053	32.77	33.25	—	6,801	6,791
Ottawa, Ontario	1,909	1,894	(13)	15.88	5	26.12	26.28	(158)	1,750	1,728
Denver, Colorado	1,292	1,236	(49)	15.79	70	20.59	22.26	—	1,292	1,257
Minneapolis, Minnesota	2,487	2,220	(133)	11.73	194	13.55	15.43	—	2,487	2,281
Other	1,400	1,338	(163)	14.33	156	22.23	22.73	—	1,400	1,331

Total(1)	65,880	62,665	(5,089)	$20.96	4,961	$29.17	$30.62	(1,068)	64,717	61,469

(1)	Excludes developments
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate additional gains and a potential source of capital available to reinvest in other assets at higher returns. The acquisition of the Trizec portfolio as well as 1201 Louisiana Street in Houston contributed an additional $141 million to net operating income for the three months ended September 30, 2007.
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 25 years and manages in excess of 47,000 units in over 250 condominium corporations. Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages close to 80 million square feet of premises for major corporations and government agencies.
The details of our fee income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Property management, leasing, project management and other fees	$5	$3	$14	$9
Brookfield Residential Services Ltd. fees	4	3	12	9
Brookfield LePage Johnson Controls	1	1	2	2

Total	$10	$7	$28	$20

The generation of fee income is not viewed as a separate segmented business activity; however, with the establishment of our office funds, the associated fees represent an important area of growth and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Brookfield Properties Corporation	31

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.
Our residential development operations contributed $43 million and $157 million of pre-tax income during the three and nine months ended September 30, 2007, respectively, as compared to $37 million and $93 million during the same periods in 2006. These increases are due to an increase in operating margins which is attributable to the low cost basis of our land inventory offset by a decrease in volume due to longer housing build-out times. Longer housing build-out times are a result of both labor and material shortages in Alberta and a housing slowdown in the U.S.
The components of residential development net operating income are as follows:

	Three months ended Sept.30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Sales revenue	$140	$105	$429	$302
Operating costs	(97)	(68)	(272)	(209)

Total	$43	$37	$157	$93

Lot sales for the three and nine months ended September 30 over the past two years and the related revenue earned are as follows:

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units)		(Millions)		(Thousands)
Three months ended Sept. 30	2007	2006	2007	2006	2007	2006

Alberta	390	508	$78	$70	$200	$138
Ontario	—	—	—	—	—	—
Colorado	49	2	2	1	41	500
Texas	—	—	—	—	—	—
Missouri	—	—	—	—	—	—

Total	439	510	$80	$71	$182	$139

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units)		(Millions)		(Thousands)
Nine months ended Sept. 30	2007	2006	2007	2006	2007	2006

Alberta	1,686	1,702	$265	$191	$157	$112
Ontario	72	—	7	—	97	—
Colorado	56	35	3	3	54	86
Texas	52	—	2	—	38	—
Missouri	1	—	—	—	—	—

Total	1,867	1,737	$277	$194	$148	$112

Home sales for the three and nine months ended September 30 over the past two years and the related revenue earned are as follows:

	Home Sales		Home Sales Revenue		Average Home Sales Revenue
	(Units)		(Millions)		(Thousands)
Three months ended Sept. 30	2007	2006	2007	2006	2007	2006

Alberta	178	142	$52	$27	$292	$190
Ontario	30	32	8	7	267	219

Total	208	174	$60	$34	$288	$195

	Home Sales		Home Sales Revenue		Average Home Sales Revenue
	(Units)		(Millions)		(Thousands)
Nine months ended Sept. 30	2007	2006	2007	2006	2007	2006

Alberta	517	385	$135	$68	$261	$177
Ontario	66	163	17	40	258	245

Total	583	548	$152	$108	$261	$197

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $97 million and $272 million during the three and nine months ended September 30, 2007, respectively, from $68 million and $209 million during the same periods in 2006. These increases are a result of our expanded operations and inflationary pressures due to a high demand and limited supply of labor.

32	Q3/2007 Interim Report

INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income was $13 million and $32 million during the three and nine months ended September 30, 2007, respectively, compared with $9 million and $30 million during the same periods in 2006.
INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt increased to $177 million and $523 million during the three and nine months ended September 30, 2007, respectively, from $83 million and $237 million during the same periods in 2006. This increase relates to additional interest carry on the Trizec portfolio as well as the acquisition of 1201 Louisiana Street in Houston.
Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends classified as interest expense. This amount increased to $15 million and $46 million during the three and nine months ended September 30, 2007, respectively, from $13 million and $39 million during the same periods in 2006 due to foreign exchange fluctuations.
Capital securities – fund subsidiaries
Interest expense on capital securities – fund subsidiaries represents expenses incurred on our investment in the U.S. Office Fund as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Interest on debt securities	$6	$—	$19	$—
Interest on redeemable equity interests	7	—	23	—

	13	—	42	—
Non-cash component(1)	(21)	—	(64)	—

Total	$(8)	$—	$(22)	$—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three and nine months ended September 30, 2007 increased to $23 million and $76 million, respectively, from $15 million and $44 million during the same periods in 2006 due to expansion of our asset management platform including the acquisition of the Trizec portfolio in the fourth quarter of 2006, as well as inflationary and competitive pressures on salaries. Included in general and administrative expenses is $4 million and $12 million of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd. for the three and nine months ended September 30, 2007, respectively.
TRANSACTION COSTS
Debt defeasance
During the quarter we refinanced One Liberty Plaza with an $850M, non-recourse 10-year mortgage at a fixed rate of 6.139%. As part of the refinancing, we defeased the existing $397 million 6.75% loan maturing in 2011 by assigning the loan and securities with a value of approximately $420 million to a special purpose entity established to assume One Liberty Plaza’s obligation under the loan. In connection with the refinancing, we recognized a break fee of $23 million representing the difference between the carrying value of the defeased loan and the value of the securities pledged to satisfy our obligation under this loan. In addition, we also wrote-off $4 million of transaction costs that had been capitalized against the original note.
Other
Transaction costs – other for the three and nine months ended September 30, 2007 were $8 million and $15 million, respectively. During the three and nine months ended September 30, 2007, $4 million and $11 million, respectively, of these costs included merger integration costs and employee transition costs resulting from the Trizec merger while $4 million and $4 million, respectively, related to the write-off of costs associated with a financing plan that we elected not to implement. Net of non-controlling interests, our share of these costs was $8 million and $11 million, respectively.
NON-CONTROLLING INTERESTS
Fund subsidiaries
Our non-controlling interests in our fund subsidiaries are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Non-controlling interests	$12	$—	$55	$—
Non-cash component(1)	(24)	—	(82)	—

Total	$(12)	$—	$(27)	$—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

Brookfield Properties Corporation	33

Other subsidiaries
Non-controlling interests consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
For the three and nine months ended September 30, 2007, dividends paid on shares issued by our subsidiaries amounted to $4 million and $11 million, respectively, compared with $5 million and $11 million during the same periods in 2006.
Non-controlling interests in subsidiary earnings was $2 million and $10 million during the three and nine months ended September 30, 2007, respectively, compared with $2 million and $6 million during the same periods in 2006.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Type	2007	2006	2007	2006

BPO Properties	Redeemable preferred shares(1)	$4	$5	$11	$11
BPO Properties	Participating Interests	2	1	10	5
Brookfield Financial Properties	Participating Interests	—	1	—	1

Total		$6	$7	$21	$17

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the three and nine months ended September 30, 2007 increased to $135 million and $392 million, respectively, from $49 million and $140 million during the same periods in 2006. The majority of this increase was due to the addition of the Trizec portfolio in the fourth quarter of 2006.
DISCONTINUED OPERATIONS
During the third quarter of 2007, we sold our 25% interest in both 2 and 40 St. Clair Avenue West in Toronto, properties which were acquired with the O&Y portfolio. We recognized a gain of approximately $6 million as a result of these sales. During the second quarter of 2007, we sold a portion of our Waterview development site in Washington, D.C., which was acquired in 2006 as part of the Trizec portfolio. In addition, we sold our 25% interest in 18 King Street in Toronto. As a result of the sales, we recognized a gain of $62 million in the second quarter of 2007. During the first quarter of 2007, we sold our 50% interest in Atrium on Bay in Toronto as well as our 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. As a result of these sales, we recognized a gain of $47 million. Subsequent to the sale of Waterview in the second quarter, we received $1 million of residual payments, resulting in a gain recognized in the current quarter. Excluding gains, income attributable to discontinued operations was $1 million and $4 million for the three and nine months ended September 30, 2007.
During the second quarter of 2006, we sold our 25% interest in eight of the properties purchased in the O&Y acquisition resulting in a gain of $14 million. During the first quarter of 2006, we sold our 100% interest in the World Trade Center Denver and recognized a gain of $30 million. Excluding gains, income attributable to discontinued operations was nil and $1 million for the three and nine months ended September 30, 2006.
The following table summarizes the income from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Revenue from discontinued operations	$4	$7	$14	$24
Operating expenses	(1)	(4)	(5)	(13)

	3	3	9	11
Interest expense	(1)	(1)	(2)	(3)

Funds from operations — discontinued operations	2	2	7	8
Depreciation and amortization	(1)	(2)	(3)	(7)

Income from discontinued operations before gains	1	—	4	1
Gain on sale of commercial properties	7	—	116	44
Taxes related to discontinued operations	(2)	—	(29)	(15)

Income from discontinued operations	$6	$—	$91	$30

34	Q3/2007 Interim Report

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 80% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S.
Details of the segmented financial information for our principal areas of business for the three months ended September 30, 2007 are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$438	$199	$114	$108	$140	$105	$692	$412
Expenses	173	83	47	45	97	68	317	196

	265	116	67	63	43	37	375	216
Other revenues	6	2	3	7	4	—	13	9

Net operating income from continuing operations	271	118	70	70	47	37	388	225
Interest expense
Commercial property debt	169	67	8	16	—	—	177	83
Capital securities – corporate	2	2	13	11	—	—	15	13
Capital securities – fund subsidiaries	(8)	—	—	—	—	—	(8)	—
General and administrative	13	6	10	9	—	—	23	15
Transaction costs
Debt defeasance	27	—	—	—	—	—	27	—
Other	4	—	4	—	—	—	8	—
Non-controlling interests
Fund subsidiaries	(12)	—	—	—	—	—	(12)	—
Other subsidiaries	—	—	6	7	—	—	6	7
Depreciation and amortization	116	29	19	20	—	—	135	49

Income before unallocated costs	(40)	14	10	7	47	37	17	58
Future income taxes							20	23

Net income from continuing operations							$(3)	$35
Discontinued operations	1	—	5	—	—	—	6	—

Net income							$3	$35

Brookfield Properties Corporation	35

Details of the segmented financial information for our principal areas of business for the nine months ended September 30, 2007 are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$1,272	$585	$330	$305	$429	$302	$2,031	$1,192
Expenses	495	238	135	128	272	209	902	575

	777	347	195	177	157	93	1,129	617
Other revenues	16	12	8	14	8	4	32	30

Net operating income from continuing operations	793	359	203	191	165	97	1,161	647
Interest expense
Commercial property debt	494	189	29	48	—	—	523	237
Capital securities – corporate	7	5	39	34	—	—	46	39
Capital securities – fund subsidiaries	(22)	—	—	—	—	—	(22)	—
General and administrative	45	21	31	23	—	—	76	44
Transaction costs
Debt defeasance	27	—	—	—	—	—	27	—
Other	11	—	4	—	—	—	15	—
Non-controlling interests
Fund subsidiaries	(27)	—	—	—	—	—	(27)	—
Other subsidiaries	—	—	21	17	—	—	21	17
Depreciation and amortization	349	85	43	55	—	—	392	140

Income before unallocated costs	(91)	59	36	14	165	97	110	170
Future income taxes							66	86

Net income from continuing operations							$44	$84
Discontinued operations	40	18	51	12	—	—	91	30

Net income							$135	$114

	Commercial				Residential
	United States		Canada		Development		Total
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Assets
Commercial properties	$13,039	$13,136	$2,411	$2,151	$—	$—	$15,450	$15,287
Development properties	642	433	451	302	1,130	706	2,223	1,441
Receivables and other	488	516	266	213	269	245	1,023	974
Intangible assets	743	799	44	54	—	—	787	853
Restricted cash and deposits	409	497	2	10	6	—	417	507
Cash and cash equivalents	136	166	65	21	1	1	202	188
Assets related to discontinued operations	—	—	76	64	—	—	76	64

Total	$15,457	$15,547	$3,315	$2,815	$1,406	$952	$20,178	$19,314

36	Q3/2007 Interim Report

QUARTERLY RESULTS
The 2007, 2006 and 2005 results by quarter are as follows:

	2007			2006(1)				2005(1)
(Millions, except per share amounts)	Q3	Q2	Q1(1)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total Revenue	$705	$720	$638	$689	$421	$414	$387	$464	$370	$354	$327

Commercial property operations	332	325	315	312	179	176	169	190	159	161	165
Residential development operations	43	72	42	51	37	31	25	45	24	24	13
Interest and other	13	10	9	14	9	8	13	6	10	10	11

	388	407	366	377	225	215	207	241	193	195	189
Expenses
Interest(2)	192	189	188	205	96	92	88	85	84	79	78
Interest – capital securities – fund subsidiaries	(8)	(5)	(9)	(19)	—	—	—	—	—	—	—
General and administrative	23	24	29	23	15	14	15	15	11	11	11
Transaction costs
Debt defeasance	27	—	—	—	—	—	—	—	—	—	—
Other	8	3	4	15	—	—	—	—	—	—	—
Non-controlling interests
Fund subsidiaries	(12)	(5)	(10)	(14)	—	—	—	—	—	—	—
Other subsidiaries	6	6	9	4	7	6	4	4	4	5	3
Depreciation and amortization	135	132	125	136	49	49	42	47	41	38	35
Future income taxes	20	28	18	6	23	36	27	42	22	19	20

Net income from continuing operations	$(3)	$35	$12	$21	$35	$18	$31	$48	$31	$43	$42
Discontinued operations	6	44	41	—	—	12	18	(1)	2	(2)	1

Net income	$3	$79	$53	$21	$35	$30	$49	$47	$33	$41	$43

Net income per share — basic
Continuing operations	$(0.01)	$0.09	$0.03	$0.06	$0.10	$0.05	$0.09	$0.14	$0.09	$0.12	$0.12
Discontinued operations	0.01	0.11	0.10	—	—	0.04	0.05	—	0.01	(0.01)	—

	$—	$0.20	$0.13	$0.06	$0.10	$0.09	$0.14	$0.14	$0.10	$0.11	$0.12

Net income per share — diluted
Continuing operations	$(0.01)	$0.09	$0.03	$0.06	$0.10	$0.05	$0.09	$0.14	$0.09	$0.12	$0.12
Discontinued operations	0.01	0.11	0.10	—	—	0.04	0.05	—	0.01	(0.01)	—

	$—	$0.20	$0.13	$0.06	$0.10	$0.09	$0.14	$0.14	$0.10	$0.11	$0.12

Funds from operations per share – diluted
Continuing operations	$0.35	$0.42	$0.31	$0.34	$0.30	$0.29	$0.28	$0.39	$0.26	$0.28	$0.27
Discontinued operations	0.01	—	0.01	—	0.01	0.01	0.01	—	0.01	—	0.01
Property disposition gains	0.02	0.06	0.11	—	—	0.04	0.09	—	—	—	—

	$0.38	$0.48	$0.43	$0.34	$0.31	$0.34	$0.38	$0.39	$0.27	$0.28	$0.28

(1)	Per share amounts restated to include the effect of the three-for-two common stock split effective May 4, 2007

(2)	Includes interest on capital securities – corporate

Brookfield Properties Corporation	37

PART III — U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested a U.S. Office Fund. This Fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, The Blackstone Group, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 57 commercial properties totaling 29 million square feet and seven development and redevelopment sites totaling five million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio as at September 30, 2007:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

New York
The Grace Building	1	97.2	1,499	20	1,519	—	1,519	49.9	758	(415)	343
One New York Plaza	1	98.7	2,426	33	2,459	—	2,459	100	2,459	(1,347)	1,112
Newport Tower	1	76.4	1,028	34	1,062	—	1,062	100	1,062	(582)	480
1065 Avenue of the Americas	1	81.8	625	40	665	—	665	99	658	(360)	298
1411 Broadway	1	89.9	1,074	39	1,113	36	1,149	49.9	573	(314)	259
1460 Broadway	1	92.0	206	9	215	—	215	49.9	107	(58)	49

	6	91.8	6,858	175	7,033	36	7,069		5,617	(3,076)	2,541
Washington, DC
1200 K Street	1	98.4	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	7.0	116	—	116	16	132	100	132	(72)	60
1250 Connecticut Avenue	1	99.6	152	20	172	26	198	100	198	(108)	90
1400 K Street	1	97.8	178	12	190	34	224	100	224	(123)	101
2000 L Street	1	98.3	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	99.6	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	93.6	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	99.3	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Springs Metro Plaza	3	95.6	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	94.9	204	19	223	—	223	100	223	(122)	101
Victor Building	1	58.5	298	45	343	—	343	49.9	171	(93)	78
1550 & 1560 Wilson Blvd	2	65.5	226	32	258	76	334	100	334	(183)	151

	22	89.1	3,477	360	3,837	399	4,236		4,059	(2,222)	1,837
Houston
Allen Center
One Allen Center	1	98.9	913	79	992	—	992	100	992	(544)	448
Two Allen Center	1	98.3	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	86.5	1,173	22	1,195	—	1,195	100	1,195	(655)	540
Cullen Center
Continental Center I	1	97.9	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	82.4	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	87.2	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	96.1	351	39	390	44	434	100	434	(237)	197

	7	92.9	5,885	283	6,168	790	6,958		6,307	(3,455)	2,852
Los Angeles
601 Figueroa	1	65.9	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	91.9	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	85.7	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	92.6	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	96.0	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	94.8	390	19	409	—	409	100	409	(224)	185
6060 Center Drive	1	87.1	242	15	257	113	370	100	370	(203)	167
6080 Center Drive	1	93.8	288	—	288	163	451	100	451	(247)	204
6100 Center Drive	1	96.7	286	—	286	168	454	100	454	(249)	205
701 B Street	1	77.5	529	37	566	—	566	100	566	(310)	256
707 Broadway	1	75.4	181	—	181	128	309	100	309	(169)	140
9665 Wilshire Blvd	1	99.3	162	—	162	64	226	100	226	(124)	102
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	81.6	316	2	318	141	459	100	459	(251)	208
Northpoint	1	99.6	103	—	103	45	148	100	148	(81)	67
Arden Towers at Sorrento	4	86.0	548	54	602	—	602	100	602	(330)	272
Westwood Center	1	99.2	291	25	316	—	316	100	316	(173)	143
World Savings Center	1	96.5	464	14	478	161	639	100	639	(350)	289

	22	86.9	7,943	590	8,533	2,139	10,672		10,438	(5,717)	4,721

TOTAL COMMERCIAL	57	90.0	24,163	1,408	25,571	3,364	28,935		26,421	(14,470)	11,951

(1)	Represents the company’s consolidated interest before non-controlling interests
Q3/2007 Interim Report

						Brookfield
				Brookfield		Properties’
	Number		Owned	Properties'	Other	Net
	of	Total	Interest	Owned	Shareholder’s	Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Interest

Washington D.C.
Reston Crescent	1	1,000	100	1,000	(548)	452
Waterview	1	300	25	75	(41)	34

	2	1,300		1,075	(589)	486
Houston
1500 Smith Street	1	800	100	800	(438)	362
Allen Center Garage	1	700	100	700	(383)	317
Allen Center Gateway	1	700	100	700	(383)	317

	3	2,200		2,200	(1,204)	996

TOTAL DEVELOPMENT	5	3,500		3,275	(1,793)	1,482
REDEVELOPMENT
Four Allen Center, Houston	1	1,267	100	1,267	(694)	573
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(147)	122

TOTAL DEVELOPMENT AND REDEVELOPMENT	7	5,036		4,811	(2,634)	2,177

(1)	Represents the company’s consolidated interest before non-controlling interests
Our 45% economic interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion.
At September 30, 2007, the impact of our investment in the U.S. Office Fund on our consolidated financial statements can be summarized as follows:

		Statement of Income
		Three months	Nine months
		ended	ended
(Millions)	Balance Sheet	Sept. 30, 2007	Sept. 30, 2007

Midtown New York, New York	$1,266	$18	$60
Downtown New York, New York	1,272	27	77
Washington, D.C.	1,140	25	76
Houston, Texas	927	24	67
Los Angeles, California	2,635	45	133

	7,240	139	413
Development properties	396	—	—

Total book value / Net operating income	7,636	139	413
Property specific and subsidiary debt / Interest expense	(5,772)	(98)	(292)
Partner capital (debt and equity) / Interest expense and non-controlling interests	(1,008)	(24)	(65)

Total	856	17	56
Other assets, net / Interest and other income	(91)	5	12

Invested capital / Funds from operations(1)	$765	$22	$68

(1)	Fees paid by the Fund to Brookfield Properties are eliminated on consolidation. For the three and nine months ended September 30, 2007, a total of $8 million and $23 million, respectively, of fees were paid to Brookfield Properties which resulted in a reduction of non-controlling interests expense of $5 million and $13 million, respectively, representing the net fees earned from partners.
The U.S. Office Fund contributed $228 million and $667 million of commercial property revenue and $139 million and $413 million of net operating income during the three and nine months ended September 30, 2007, respectively, as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Commercial property revenue
Revenue from current properties	$187	$—	$541	$—
Straight-line rental income	9	—	33	—
Intangible amortization	32	—	93	—

Total commercial property revenue	228	—	667	—
Property operating costs	(89)	—	(254)	—

Commercial property net operating income	$139	$—	$413	$—

Brookfield Properties Corporation

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at September 30, 2007:

			Brookfield Properties'			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Midtown New York, New York	4	3,548	2,096	1,266	317	949
Downtown New York, New York	2	3,521	3,521	1,272	397	875
Washington, D.C.	22	4,236	4,059	1,140	207	933
Houston, Texas	7	6,958	6,307	927	—	927
Los Angeles, California	22	10,672	10,438	2,635	427	2,208
Corporate U.S. Fund debt	—	—	—	—	4,170	(4,170)

	57	28,935	26,421	7,240	5,518	1,722
Office development sites	5	3,500	3,275	271	—	271
Development and redevelopment sites	2	1,536	1,536	125	254	(129)

Total before transaction costs	64	33,971	31,232	$7,636	$5,772	$1,864
Transaction costs(2)	—	—	—	—	(12)	12

Total	64	33,971	31,232	$7,636	$5,760	$1,876

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Reclassified from other assets as a result of changes in accounting policy – refer to Part VI of this MD&A for further details
Debt relating to the U.S. Office Fund totaled $5.8 billion at September 30, 2007. The details are as follows:

				Brookfield
				Properties'
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

2000 L Street	Washington, D.C.	6.26	2007	$56	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	7.07	2008	33	Non-recourse, fixed rate
Two Ballston Plaza	Washington, D.C.	6.91	2008	26	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.27	2008	58	Non-recourse, floating rate
Waterview(1)	Washington, D.C.	7.12	2009	14	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, fixed rate
Four Allen Center(1)	Houston	5.77	2013	240	Non-recourse, fixed rate
The Grace Building	New York	5.54	2014	194	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	111	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	235	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	113	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	397	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.62	2011	3,101	Non-recourse, floating rate
CMBS Pool debt	—	6.07	2011	600	Non-recourse, floating rate
CMBS Pool debt	—	6.83	2008/2011	469	Non-recourse, fixed rate

Total		6.81		$5,772

(1)	Development / redevelopment debt
Q3/2007 Interim Report

PART IV — CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested a Canadian Office Fund. This Fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of in the second quarter of 2006 as well as in the first, second and third quarters of 2007 and the Canadian Fund now consists of 14 commercial properties totaling nine million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as at September 30, 2007:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties'	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Toronto
First Canadian Place	1	97.9	2,379	232	2,611	170	2,781	25	695	(76)	619
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83

	3	97.7	3,116	258	3,374	323	3,697		924	(101)	823
Calgary
Gulf Canada Square(2)	1	99.8	1,047	73	1,120	21	1,141	25	285	(31)	254
Altius Centre	1	99.5	303	3	306	72	378	25	95	(11)	84

	2	99.8	1,350	76	1,426	93	1,519		380	(42)	338
Ottawa
Place de Ville I	2	97.9	569	18	587	502	1,089	25	272	(30)	242
Place de Ville II	2	98.5	591	19	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	99.7	540	13	553	95	648	25	162	(18)	144

	6	98.7	1,700	50	1,750	1,030	2,780		695	(77)	618
Other Commercial
Canadian Western Bank, Edmonton	1	99.5	375	31	406	91	497	25	124	(14)	110
Enbridge Tower, Edmonton	1	100.0	179	4	183	30	213	25	53	(6)	47
Acres House, Niagara Falls	1	67.0	149	—	149	60	209	25	52	(5)	47

	3	93.0	703	35	738	181	919		229	(25)	204

TOTAL COMMERCIAL	14	97.9	6,869	419	7,288	1,627	8,915		2,228	(245)	1,983

(1) Represents the company’s consolidated interest before non-controlling interests
(2) Classified as held for sale as at September 30, 2007

						Brookfield
				Brookfield		Properties’
	Number		Owned	Properties'	Other	Net
	of	Total	Interest	Owned	Shareholder’s	Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Interest

Ottawa
300 Queen Street	1	500	25	125	(14)	111

TOTAL DEVELOPMENT	1	500		125	(14)	111

(1) Represents the company’s consolidated interest before non-controlling interests
Brookfield Properties Corporation

At September 30, 2007, the impact of our investment in the Canadian Office Fund on our consolidated financial statements from continuing operations can be summarized as follows:

			Statement of Income
		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Balance Sheet	2007	2006	2007	2006

Toronto, Ontario	$268	$6	$5	$16	$14
Calgary, Alberta	20	—	1	2	4
Ottawa, Ontario	103	2	2	5	6
Edmonton, Alberta and other	21	1	—	2	1

	412	9	8	25	25
Development properties	3	—	—	—	—

Total book value / Net operating income	415	9	8	25	25
Property specific and subsidiary debt / Interest expense	(107)	(3)	(2)	(8)	(7)

	308	6	6	17	18
Other assets, net	(63)	—	—	—	—

Net investment / Funds from operations prior to fee income	245	6	6	17	18
Fee income	—	1	2	6	5

Invested capital / Funds from operations	$245	$7	$8	$23	$23

The Canadian Office Fund contributed $20 million and $59 million of commercial property revenue and $10 million and $30 million of net operating income from continuing operations during the three and nine months ended September 30, 2007, respectively (2006 – $21 million and $59 million, and $10 million and $30 million, respectively) as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Commercial property revenue
Revenue from current properties	$18	$19	$48	$49
Straight-line rental income	—	—	—	—
Intangible amortization	1	—	5	5

	19	19	53	54
Recurring fee income	1	2	6	5

Total commercial property revenue	20	21	59	59
Property operating costs	(10)	(11)	(28)	(29)

Commercial property net operating income	$10	$10	$31	$30

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at September 30, 2007:

			Brookfield Properties'			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Toronto, Ontario	3	3,697	924	268	79	189
Calgary, Alberta	1	378	95	20	—	20
Ottawa, Ontario	6	2,780	695	103	26	77
Other	3	919	229	21	2	19

Continuing operations	13	7,774	1,943	412	107	305
Discontinued operations	1	1,141	285	67	31	36

	14	8,915	2,228	$479	$138	$341
Development sites
Ottawa, Ontario	1	500	125	3	—	3

Total	15	9,415	2,353	$482	$138	$344

(1) Represents the company’s consolidated interest before non-controlling interests
Q3/2007 Interim Report

Debt relating to the Canadian Office Fund totaled $138 million at September 30, 2007. The details are as follows:

				Brookfield
				Properties’
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

First Canadian Place	Toronto	8.06	2009	$67	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	2009	7	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.72	2009	2	Non-recourse, fixed rate
Gulf Canada Square	Calgary	5.47	2011	31	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	2012	12	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	2014	2	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	2024	17	Non-recourse, fixed rate

Total		7.07		$138

Brookfield Properties Corporation

PART V — RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website.
PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. The conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” on page 25 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy is to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $500 million, the terms of which extend to 2009 and a floating rate term facility with Brookfield Asset Management of $300 million, the terms of which extend to 2008. At September 30, 2007, the balances drawn on these facilities were $381 million and nil, respectively. We also set up a floating rate term loan facility of $300 million, the terms of which extend to 2008, in order to aid in financing acquisitions. The balance drawn on this facility as at September 30, 2007 was $150 million. There is a risk that bank lenders will not refinance the facility on terms and conditions acceptable to us, or on any terms at all. As a mitigating

44	Q3/2007 Interim Report

factor, we have a one-year term extension option. Approximately 39% of the company’s outstanding debt at September 30, 2007 is floating rate debt (September 30, 2006 – 22%).
CREDIT RISK
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We aim to ensure that adequate security has been provided in support of such mortgages.
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.1% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 10 of this MD&A.
Our top 20 tenants by leasable area in our portfolio and their respective lease commitments is as follows:

			Year of	000's	% of	Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

1	Merrill Lynch	New York/Toronto/Denver/Los Angeles	2013	4,583	7.1%	AA-
2	Government and Government Agencies(4)	All Markets	Various	3,036	4.7%	AAA
3	Chevron U.S.A.	Houston	2018	1,725	2.7%	AA
4	CIBC	New York/Toronto/Calgary	2031	1,666	2.6%	A+
5	Wachovia	New York	2015	1,365	2.1%	AA-
6	RBC Financial Group	Five Major Markets	2018	1,156	1.8%	AA-
7	Bank of Montreal	Toronto/Calgary	2018	1,132	1.7%	A+
8	JP Morgan Chase Bank	New York/Denver/Houston/Los Angeles	2020	926	1.4%	AA-
9	Kellogg, Brown & Root	Washington, D.C./Houston	2016	920	1.4%	Not Rated
10	Petro-Canada	Calgary	2013	895	1.4%	BBB
11	Target Corporation	Minneapolis	2014	865	1.3%	A+
12	Goldman Sachs	New York	2011	865	1.3%	AA-
13	Continental Airlines	Houston	2009	695	1.1%	B
14	EnCana Corporation	Calgary/Denver	2017	694	1.1%	A-
15	Devon Energy Production Company	Houston	2012	657	1.0%	BBB
16	Imperial Oil	Calgary	2011	633	1.0%	AAA
17	Talisman Energy	Calgary	2015	527	0.8%	BBB+
18	Cadwalader, Wickersham & Taft	New York	2024	519	0.8%	Not Rated
19	Canadian Pacific Railway Company	Calgary	2014	459	0.7%	BBB
20	Clearly, Gottlieb, Steen & Hamilton	New York	2012	445	0.7%	Not Rated

	Total			23,763	36.7%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard &Poors, Moody’s or Dominion Bond Rating Service

(4)	Represents various U.S. and Canadian Federal Governments and Agencies
LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 6.6% of our leases mature annually over the next five years. Our portfolio has a weighted average lease life of seven years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 10 of this MD&A.

Brookfield Properties Corporation	45

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2007:

	Currently	Remainder							2014
(000’s Sq. Ft.)	Available	2007	2008	2009	2010	2011	2012	2013	& Beyond	Parking	Total

Midtown New York	299	21	256	327	406	181	388	727	3,693	36	6,334
Downtown New York	338	61	126	765	221	461	394	4,441	6,094	281	13,182
Boston	5	61	127	160	175	394	36	30	899	276	2,163
Washington, D.C.	420	42	443	577	264	195	563	189	2,839	970	6,502
Los Angeles	1,114	96	730	571	1,019	961	1,321	643	2,078	2,139	10,672
Houston	517	42	665	151	956	591	1,630	596	1,864	838	7,850
Toronto	213	40	359	672	915	634	938	1,455	3,598	1,519	10,343
Calgary	10	1	128	317	451	1,486	526	1,376	2,506	1,044	7,845
Ottawa	22	81	104	36	2	—	4	952	549	1,030	2,780
Denver	35	17	40	19	103	89	85	128	776	503	1,795
Minneapolis	206	21	38	219	60	38	156	653	1,096	521	3,008
Other	69	24	40	84	209	154	98	87	635	445	1,845

Total	3,248	507	3,056	3,898	4,781	5,184	6,139	11,277	26,627	9,602	74,319
	5.0%	0.8%	4.7%	6.0%	7.4%	8.0%	9.5%	17.4%	41.2%	—	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operation. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our financial condition or results of operation.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the long term, 2007 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the Terrorism Risk Insurance Act of 2002 (“TRIA”) was enacted in November 2002, which established the Terrorism Risk Insurance Program to mandate that insurance carriers offer insurance covering physical damage from terrorist incidents certified by the U.S. government as foreign terrorist acts. Under TRIA, the federal government shares in the risk of loss associated with certain future terrorist acts. TRIA was scheduled to expire on December 31, 2005. However, on December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 was enacted, which extended the duration of TRIA until December 31, 2007, while expanding the private sector role and reducing the amount of coverage that the U.S. government is required to provide for insured losses.
The company’s terrorism insurance program consists of coverage from insurers in two categories; TRIA coverage as well as “Stand Alone” coverage for Non-TRIA terrorism losses. With respect to TRIA coverage it has up to $500 million in limits from third-party insurers, as well as coverage by a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under TRIA, limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $400,000 plus 15% of the loss above such deductible. Since the limit with respect to our portfolio

46	Q3/2007 Interim Report

may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
As a result of the merger with Trizec, we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. These companies provide TRIA coverage, for those buildings that we manage, up to limits of $400 million in addition to $100 million available from third party insurers in a separate program. For NBCR events that qualify under TRIA, Chapman and Concordia provide for limits up to $400 million per occurrence. For any TRIA certified event, Chapman and Concordia are responsible for their respective deductibles of $82,738 and $338,389 plus 15% of the loss above such deductible.
Third party insurers also provide Brookfield with limits up to $700 million in “Stand Alone” coverage for the entire portfolio.
In our land development operations, most markets have been favorable over the past five years with strong demand for well-located residential lots. Our operations are concentrated in high growth areas which we believe to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical in nature and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect consumer behavior and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
FOREIGN EXCHANGE FLUCTUATIONS
Approximately 22% of our assets and 37% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a hedged position with respect to the carrying value of net assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and through the use of financial contracts. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. In addition, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars through similar means. At September 30, 2007, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on the effective portion of derivative financial instruments designated as hedges of financial risks are recorded in other comprehensive income and reclassified to income in the period the underlying hedged item impacts income.
Derivatives that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income or general and administrative expense, depending on the type of derivative, in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
At September 30, 2007, our use of derivative financial instruments was limited to the transactions identified below. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate market rate for each contract at September 30th and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
In 2006, we entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec Properties. At September 30, 2007, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6.0% and $600 million of variable rate debt at 7.0% for a period of two years. The contracts have been recorded at fair value in receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the periods the hedged interest payments occur. The ineffective portion of the change in fair value of these hedges recognized in net income is nil. The fair value of the contracts at September 30, 2007 was a gain of $0.1 million. The cost of these contracts was $2.3 million. In September 2007, we de-designated hedge relationships associated with $350 million of the interest rate caps as they were no longer eligible for hedge accounting. The cumulative loss associated with the de-designated contracts will be amortized out of accumulated other comprehensive income to interest expense as the previously hedged interest payments occur. Subsequent changes in fair value of the de-designated contracts will be recorded in interest expense as they occur.

Brookfield Properties Corporation	47

In June 2007, we entered into a forward-starting interest rate swap to hedge the interest rate risk associated with the anticipated issuance of fixed rate debt. The forward-starting swap hedges a notional $350 million of fixed rate debt issuance at a rate of 5.824%. The fair value of this contract at September 30, 2007 was a loss of $17 million. The swaps have been recorded in accounts payable and other liabilities and the effective portion of the change in fair value has been recorded in other comprehensive income. The gain loss on the interest rate swaps will be reclassified to interest expense as the hedged interest payments occur.
In July 2007, we entered into a forward starting interest rate swap to hedge the risk associated with debt of $700 million that was issued in August 2007. The contract was settled in August 2007 for a loss of $15 million. The loss was recorded in other comprehensive income and will be amortized to interest expense over the term of the hedged debt.
In September 2007, the company entered into a total return swap under which it receives the returns on a notional 966,000 Brookfield Properties Corporation common shares as an economic hedge of its exposure to variability in share price under the Deferred Share Unit program (refer to Note 21). The fair value of the total return swap was nil and the change in fair value has been recorded in general and administrative expense.
At September 30, 2007, we had foreign exchange contracts to sell a notional amount of C$800 million, maturing in December 2007, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net assets. The fair value of these contracts at September 30, 2007 resulted in no gain or loss. Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million, maturing in December 2007, which have not been designated as hedges for financial reporting purposes. The fair value of these contracts at September 30, 2007 resulted in no gain or loss.
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in interest rates, equity prices and foreign exchange rates. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

48	Q3/2007 Interim Report

PART VI — CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUTING POLICIES
Variability in Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying Acg-15 (“EIC 163”). EIC 163 provides additional clarification on how to analyze and consolidate VIEs. EIC 163 became effective for us on April 1, 2007, however, the impact was not material to our consolidated financial position or results of operations.
On January 1, 2007, we adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”) as described below. Except as noted in the following paragraph with regard to the reclassification of the cumulative translation amount, we adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated.
Financial Instruments
(i) Comprehensive Income, CICA Handbook Section 1530
CICA Handbook Section 1530 requires presentation of Comprehensive income, which consists of Net Income and Other Comprehensive Income (“OCI”). Major components of other comprehensive income include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments. As a result of adopting this standard, a Statement of Comprehensive Income and Accumulated Other Comprehensive Income, which includes other comprehensive income for the first quarter of 2007, has been included in our interim consolidated financial statements. The cumulative translation amount in respect of self-sustaining foreign operations has been reclassified to the opening balance of Accumulated Other Comprehensive Income (“AOCI”) for all periods presented.
(ii) Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This standard requires all financial assets and financial liabilities to be measured at fair value on initial recognition in the consolidated balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.
Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in interest and other income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction cost, using the effective interest method. Available-for-sale financial assets are presented as receivables and other on our consolidated balance sheet and measured at fair value with changes in fair value, including foreign currency translation gains and losses, recognized in OCI.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in effective cash flow hedge relationships. Refer to Hedges section below.
(iii) Hedges, CICA Handbook Section 3865
CICA Handbook Section 3865 specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for permitted hedging strategies. We apply hedge accounting to derivative financial instruments in cash flow hedge relationships and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.
In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net income in the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated.
In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.

Brookfield Properties Corporation	49

Impact of adopting sections 1530, 3855 and 3865
We record financial assets in receivables and other, restricted cash and deposits and cash and cash equivalents. On adoption of the new financial instruments standards, receivables and other included financial assets classified as loans and receivables under Section 3855 and derivatives designated as cash flow hedges with a fair value of $1 million. Included in restricted cash and deposits is $241 million of short-term government securities classified as available-for-sale.
We record financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities – corporate and capital securities – fund subsidiaries. On adoption of the new financial instruments standards, all of our financial liabilities were classified as other liabilities under Section 3855.
In accordance with the transition provisions in the sections, the company has recorded the following transition adjustments in its consolidated interim financial statements:
(i)	a reduction of $1 million, net of taxes, to opening retained earnings, representing changes in the carrying value of certain financial instruments as a result of applying the effective interest method and the ineffective portion of qualifying hedges in compliance with the measurement requirements of the new standards;

(ii)	recognition in AOCI of $4 million, net of taxes, representing cumulative losses on the effective portion of the company’s cash flow hedges;

(iii)	reclassified $56 million (2006 — $85 million) of cumulative gains on translation of subsidiaries from cumulative translation adjustment to AOCI.
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC-166 was effective on September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The impact of adopting this guidance was not material to our consolidated financial position and results of operations.
FUTURE ACCOUNTING POLICY CHANGES
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, Capital Disclosures. Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. Section 1535 will be effective for us in the first quarter of 2008.
Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Sections 3862 and 3863 will be effective for us in the first quarter of 2008.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

50	Q3/2007 Interim Report

RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
In September 2007, we loaned C$200 million to Brookfield Asset Management which has been offset against C$200 million of Class AAA Series E capital securities held by Brookfield Asset Management pursuant to the terms of the promissory note. After taking into consideration this transaction, we had approximately $102 million of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliate (December 31, 2006 — $345 million). Refer to page 20 of this MD&A for the composition of this debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense in the consolidated financial statements, totaled $4 million and $12 million for the three and nine months ended September 30, 2007, respectively, compared to $9 million and $21 million for the same periods in 2006, and was recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.4 million and $1.3 million for the three and nine months ended September 30, 2007, respectively (2006 - $0.4 million and $3.1 million, respectively), which have been recorded at the exchange amount.
ADDITIONAL INFORMATION
A supplementary information package with more detailed financial information is posted on Brookfield Properties’ website at www.brookfieldproperties.com and should be read in conjunction with this Interim Report.

Bryan Davis
Senior Vice President and Chief Financial Officer
October 31, 2007

Brookfield Properties Corporation	51

DISTRIBUTIONS
Distribution paid by the company during the first three quarters of 2007 and the year 2006 are as follows:

		Three months ended	Three months ended	Three months ended	Year ended
	Currency	Sept. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006

Common shares(1)	US$	$0.1400	$0.1400	$0.1267	$0.5000
Class A preferred shares(2)	C$	0.0208	0.0208	0.0208	0.0833
Class AA Series E preferred shares	C$	0.2688	0.2625	0.2625	0.9922
Class AAA Series E preferred shares	C$	0.1102	0.2618	0.2589	1.0082
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	0.3250	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	1.3000

(1)	Per share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007

(2)	Per share amounts have been restated to reflect the impact of the nine-for-four class A preferred share stock split effective May 4, 2007

52	Q3/2007 Interim Report

Consolidated Balance Sheet

		September 30, 2007	December 31, 2006
(US Millions)	Note	Unaudited	Audited

Assets
Commercial properties	4	$15,450	$15,287
Commercial developments		1,093	735
Residential developments	5	1,130	706
Receivables and other	6	1,023	974
Intangible assets	7	787	853
Restricted cash and deposits	8	417	507
Cash and cash equivalents		202	188
Assets related to discontinued operations	9	76	64

		$20,178	$19,314

Liabilities
Commercial property debt	10	$11,865	$11,185
Accounts payable and other liabilities	11	1,231	923
Intangible liabilities	12	871	919
Future income tax liabilities	13	559	584
Liabilities related to discontinued operations	9	39	36
Capital securities – corporate	14	1,058	1,093
Capital securities – fund subsidiaries	15	769	803
Non-controlling interests – fund subsidiaries	15	239	266
Non-controlling interests – other subsidiaries	17	82	67
Preferred equity – subsidiaries	18	385	326
Shareholders’ equity
Preferred equity – corporate	19	45	45
Common equity	20	3,035	3,067

		$20,178	$19,314

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	53

Consolidated Statement of Income

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30
(US Millions, except per share amounts)	Note	2007	2006(1)	2007	2006(1)

Total revenue	22	$705	$421	$2,063	$1,222

Net operating income
Commercial property operations	22	$332	$179	$972	$524
Residential development operations	22	43	37	157	93
Interest and other		13	9	32	30

		388	225	1,161	647

Expenses
Interest
Commercial property debt		177	83	523	237
Capital securities – corporate		15	13	46	39
Capital securities – fund subsidiaries	15	(8)	—	(22)	—
General and administrative		23	15	76	44
Transaction costs
Debt defeasance	10	27	—	27	—
Other	16	8	—	15	—
Non-controlling interests
Fund subsidiaries	15	(12)	—	(27)
Other subsidiaries		6	7	21	17
Depreciation and amortization		135	49	392	140
Future income taxes	13	20	23	66	86

Net income (loss) from continuing operations		(3)	35	44	84
Discontinued operations	9	6	—	91	30

Net income		$3	$35	$135	$114

Earnings (loss) per share – basic and diluted	20
Continuing operations		$(0.01)	$0.10	$0.11	$0.24
Net income		$—	$0.10	$0.33	$0.33

(1) Per share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
See accompanying notes to the consolidated financial statements

54	Q3/2007 Interim Report

Consolidated Statement of Retained Earnings

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30
(US Millions)	Note	2007	2006	2007	2006

Balance at beginning of period		$718	$740	$706	$747
Net income		3	35	135	114
Shareholder distributions
Preferred share dividends – corporate		(2)	(1)	(3)	(2)
Common share dividends		(56)	(44)	(161)	(129)
Amount paid in excess of the book value of common shares purchased for cancellation		(33)	—	(48)	—
Cumulative impact of changes in accounting policies, net of taxes	2	—	—	1	—

Balance at end of period	20	$630	$730	$630	$730

See accompanying notes to the consolidated financial statements
Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	Note	2007	2006	2007	2006

Net income		$3	$35	$135	$114

Other comprehensive income
Change in foreign currency translation gains (losses) on investments in subsidiaries	2	92	—	203	16
Gains (losses) arising from hedges of net investments in subsidiaries, net of taxes		(57)	8	(123)	(18)
Net losses on derivatives designated as cash flow hedges, net of taxes		(13)	—	(16)	—
Reclassification to earnings of losses, net of taxes		—	—	1	—

Total other comprehensive income (loss)		22	8	65	(2)

Comprehensive income		$25	$43	$200	$112

Accumulated other comprehensive income
Balance at beginning of period		$95	$76	$56	$85
Transition adjustment on adoption of financial instruments standards	2	—	—	(4)	—
Other comprehensive income (loss) for the period		22	7	65	(2)

Balance at end of period	20	$117	$83	$117	$83

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	55

Consolidated Statement of Cashflow

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	Note	2007	2006	2007	2006

Operating activities
Net income		$3	$35	$135	$114
Depreciation and amortization		136	51	395	147
Future income taxes		22	23	95	101
Debt defeasance cost		27	—	27	—
Property disposition gains		(7)	—	(116)	(44)
Amortization of value of acquired operating leases to rental revenue		(36)	(4)	(104)	(11)
Amortization of straight-line rent, net		(11)	(2)	(38)	(9)
Stock option and deferred share unit grant expense		1	2	1	7
Non-controlling interests – fund and other subsidiaries		(6)	7	(6)	17
Non-cash component of capital securities – fund subsidiaries		(21)	—	(64)	—
Income from equity-accounted investments		(1)	(1)	(2)	(2)
Distributions received from equity-accounted investments		2	4	3	6
Deferred leasing costs		(10)	(10)	(26)	(20)
Increase in land and housing inventory and related working capital		(138)	(63)	(241)	(185)
Working capital and other		(55)	(21)	(100)	(51)

		(94)	21	(41)	70

Financing activities and capital distributions
Commercial property debt arranged		920	152	1,252	502
Commercial property debt repayments		(538)	(101)	(1,022)	(198)
Corporate credit facilities arranged		398	616	651	616
Corporate credit facilities repaid		(437)	(333)	(437)	(333)
Non-controlling interest contributions arranged – fund subsidiaries		9	—	9	—
Land development debt, net		145	4	167	53
Distributions to non-controlling interests		(4)	(8)	(13)	(17)
Common shares issued		—	—	4	2
Common shares repurchased		(49)	—	(74)	—
Preferred share dividends		(2)	(1)	(3)	(2)
Common share dividends		(56)	(44)	(161)	(129)

		386	285	373	494

Investing activities
Marketable securities		—	—	—	58
Loans receivable		(67)	—	(6)	6
Loans receivable – affiliate		(201)	—	(201)	—
Acquisitions of real estate, net	24	—	(148)	(50)	(481)
Dispositions of real estate, net	24	21	—	159	86
Restricted cash and deposits		64	(108)	91	(82)
Development and redevelopment investments		(91)	(30)	(222)	(44)
Commercial property tenant improvements		(11)	(6)	(64)	(34)
Capital expenditures		(10)	(5)	(25)	(14)

		(295)	(297)	(318)	(505)

(Decrease) increase in cash resources		(3)	9	14	59
Opening cash and cash equivalents		205	114	188	64

Closing cash and cash equivalents		$202	$123	$202	$123

See accompanying notes to the consolidated financial statements

56	Q3/2007 Interim Report

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Variability in Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying Acg-15 (“EIC 163”). EIC 163 provides additional clarification on how to analyze and consolidate VIEs. EIC 163 became effective for the company on April 1, 2007, however, the impact was not material to its consolidated financial position or results of operations.
Financial Instruments
On January 1, 2007, the company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”), as described below, together with consequential amendments to related standards. Except as noted in the following paragraph with regard to the reclassification of the cumulative translation adjustment, the company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated.
(i) Comprehensive Income, CICA Handbook Section 1530
CICA Handbook Section 1530 requires presentation of Comprehensive income, which consists of Net Income and Other Comprehensive Income (“OCI”). Major components of OCI include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments. As a result of adopting this standard, a Statement of Comprehensive Income and Accumulated Other Comprehensive Income, which includes other comprehensive income for the three and nine months ended September 30, 2007, has been included in the company’s interim consolidated financial statements. The cumulative translation amount in respect of self-sustaining foreign operations has been reclassified to the opening balance of Accumulated Other Comprehensive Income (“AOCI”) for all periods presented.
(ii) Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets and financial liabilities including financial and non-financial derivatives. This standard requires all financial assets and financial liabilities to be measured at fair value on initial recognition in the consolidated balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.
Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in interest and other income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method. Available-for-sale financial assets are presented as receivables and other on the company’s consolidated balance sheet and measured at fair value with changes in fair value, including foreign currency translation gains and losses, recognized in OCI.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in effective cash flow hedge relationships. Refer to Hedges section below.
(iii) Hedges, CICA Handbook Section 3865
CICA Handbook Section 3865 specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for permitted hedging strategies. The company applies hedge accounting to derivative financial instruments in cash flow hedge relationships and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.

Brookfield Properties Corporation	57

In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net income in the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated.
In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.
Impact of adopting sections 1530, 3855 and 3865
The company records financial assets in receivables and other, restricted cash and deposits and cash and cash equivalents. On adoption of the new financial instruments standards, receivables and other included financial assets classified as loans and receivables under Section 3855 and derivatives designated as cash flow hedges with a fair value of $1 million. Included in restricted cash and deposits is $241 million of short-term government securities classified as available-for-sale.
The company records financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities – corporate and capital securities – fund subsidiaries. On adoption of the new financial instruments standards, all of the company’s non-derivative financial liabilities were classified as other liabilities under Section 3855.
In accordance with the transition provisions in the sections, the company has recorded the following transition adjustments in its consolidated interim financial statements:
(i) a reduction of $1 million, net of taxes, to opening retained earnings, representing changes in the carrying value of certain financial instruments as a result of applying the effective interest method and the ineffective portion of qualifying hedges in compliance with the measurement requirements of the new standards;
(ii) recognition in AOCI of $4 million, net of taxes, representing cumulative losses on the effective portion of the company’s cash flow hedges;
(iii) reclassified $56 million (2006 — $85 million) of cumulative gains on translation of subsidiaries from cumulative translation adjustment to AOCI.
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC-166 was effective on September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The impact of adopting this guidance was not material to the company’s consolidated financial position and results of operations.
NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, Capital Disclosures. Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. Section 1535 will be effective for the company’s first quarter of 2008.
Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Sections 3862 and 3863 will be effective for the company’s first quarter of 2008.

58	Q3/2007 Interim Report

NOTE 4: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Commercial properties
Land	$2,797	$2,769
Buildings and improvements	13,774	13,332

Total commercial properties	16,571	16,101
Less: accumulated depreciation	(1,121)	(814)

Total net	$15,450	$15,287

NOTE 5: RESIDENTIAL DEVELOPMENTS
Residential developments are composed of the following:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Land under development	$391	$249
Housing inventory	135	58
Land held for development	604	399

Total	$1,130	$706

NOTE 6: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Accounts receivable	$99	$133
Straight-line rent and free rent receivables	354	299
Real estate mortgages	136	86
Residential receivables and other assets	269	245
Prepaid expenses and other assets	165	211

Total	$1,023	$974

NOTE 7: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Intangible assets
Lease origination costs	$321	$263
Tenant relationships	562	573
Above-market leases and below-market ground leases	68	79

	951	915
Less accumulated amortization
Lease origination costs	(89)	(32)
Tenant relationships	(64)	(26)
Above-market leases and below-market ground leases	(11)	(4)

Total net	$787	$853

NOTE 8: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is $241 million (December 31, 2006 — $249 million) of short-term government securities held in a trust account to match interest and principal payments of the $238 million (December 31, 2006 — $241 million) mortgage on One Liberty Plaza maturing in December 2007.
NOTE 9: DISCONTINUED OPERATIONS
Properties that meet the criteria of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations,” are classified as discontinued operations and assets and liabilities related to discontinued operations in the consolidated statement of income and consolidated balance sheet, respectively. Such properties are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while held for sale. The results of operations and balance sheet items of any property that has been identified as a discontinued operation are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction. Comparative amounts are also reclassified.
During the third quarter of 2007, the company sold its 25% interest in both 2 St. Clair Avenue West and 40 St. Clair Avenue West in Toronto. As a result of these sales, the company recognized a gain of $6 million.

Brookfield Properties Corporation	59

During the second quarter of 2007, the company sold a portion of Waterview, a development site in Washington, D.C. as well as its 25% interest in 18 King Street in Toronto. As a result of these sales, the company recognized a gain of $62 million. Subsequent to the second quarter, the company received $1 million more of residual income from the Waterview sale. This is included in the gain for the quarter.
During the first quarter of 2007, the company sold its 50% interest in Atrium on Bay in Toronto as well as its 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. These properties were classified as discontinued operations at December 31, 2006. The company recognized a gain of $47 million on the sale of these properties.
During the second quarter of 2006, the company sold its 25% interest in eight of the properties purchased in the O&Y acquisition, which took place in the fourth quarter of 2005. As a result, the company recognized a gain of $14 million.
During the first quarter of 2006, the company sold its 100% interest in the World Trade Center Denver and recognized a gain of $30 million.
Including gains, income attributable to discontinued operations was $6 million and $91 million during the three and nine months ended September 30, 2007 compared to nil and $30 million during the same periods in 2006.
The following table summarizes the income and gains from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2007	2006	2007	2006

Revenue	$4	$7	$14	$24
Operating expenses	(1)	(4)	(5)	(13)

	3	3	9	11
Interest expense	(1)	(1)	(2)	(3)
Depreciation and amortization	(1)	(2)	(3)	(7)

Income from discontinued operations prior to gain and taxes	1	—	4	1
Gain on sale of commercial properties	7	—	116	44
Taxes related to discontinued operations	(2)	—	(29)	(15)

Income and gains from discontinued operations	6	—	91	30

Income and gains from discontinued operations per share(1)	$0.01	$—	$0.22	$0.09

(1)	Per share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
NOTE 10: COMMERCIAL PROPERTY DEBT
Predominantly all commercial property mortgages are secured by individual properties without recourse to the company. Approximately 95% of the company’s commercial property debt is due after 2007.

	Weighted Average	Principal Repayments						Sept. 30		Dec. 31
	Interest Rate at	Remainder					2012	2007		2006
(Millions)	Sept. 30, 2007	2007	2008	2009	2010	2011	& Beyond	Total		Total

Commercial property debt	6.65%	$599	$828	$672	$208	$4,721	$4,909	$11,937	(1)	$11,219

(1)	Excludes transaction costs of $41 million that are included in the carrying amount of the debt and amortized to interest expense using the effective interest method and includes $31 million of commercial property debt related to discontinued operations at September 30, 2007 (December 31, 2006 — $34 million)
The weighted average interest rate at September 30, 2007 was 6.65% (December 31, 2006 — 6.79%). Approximately 61% of the company’s outstanding debt at September 30, 2007 is fixed rate debt (December 31, 2006 — 57%).
Commercial property debt includes $1,314 million (December 31, 2006 — $1,233 million) repayable in Canadian dollars of C$1,305 million (December 31, 2006 — C$1,443 million).
Included in total commercial property debt is $20 million (December 31, 2006 — $24 million) of premiums related to mortgages assumed upon acquisition. This amount is amortized to interest expense using the effective interest method.
During the third quarter of 2007, the company de-recognized commercial property debt of $393 million pursuant to a debt defeasance arrangement. In connection with the defeasance, the company transferred securities with a value of $420 million to an entity established to assume the debt. The company recognized a loss on debt defeasance of $27 million in Transaction costs.

60	Q3/2007 Interim Report

NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Accounts payable and accrued liabilities	$515	$503
Straight-line rent payable	56	46
Residential payables and accrued liabilities	188	138
Land development debt	472	236

Total	$1,231	$923

Land development debt of $472 million (December 31, 2006 — $236 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at September 30, 2007 was 6.2% (December 31, 2006 — 6.2%).
Advances totaling $44 million are due by the end of 2007, with the remaining balances due prior to 2012 as follows:

	Weighted Average	Principal Repayments						Sept. 30	Dec. 31
	Interest Rate at	Remainder					2012	2007	2006
(Millions)	Sept. 30, 2007	2007	2008	2009	2010	2011	& Beyond	Total	Total

Land development debt	6.2%	$44	$133	$284	$4	$7	$—	$472	$236

NOTE 12: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Intangible liabilities
Below-market leases	$938	$902
Above-market ground lease obligations	95	70

	1,033	972
Less accumulated amortization
Below-market leases	(152)	(46)
Above-market ground lease obligations	(10)	(7)

Total net	$871	$919

NOTE 13: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Future income tax liabilities related to differences in tax and book basis, net	$(896)	$(935)
Future income tax assets related to non-capital losses and capital losses	337	351

Total	$(559)	$(584)

The company and its Canadian subsidiaries have future income tax assets of $85 million (December 31, 2006 — $117 million) that relate to non-capital losses which expire over the next 10 years and $110 million (December 31, 2006 — $101 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $142 million (December 31, 2006 — $133 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $361 million (December 31, 2006 — $341 million) which also expire over the next 10 years.
The components of income tax expense are as follows:

Unaudited	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Income tax expense at the Canadian federal and provincial
income tax rate of 35% (2006 — 35%)	$6	$21	$37	$60
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	5	4	14	12
Higher (lower) income tax rates in other jurisdictions	(18)	(1)	(23)	3
Non-controlling interests in income tax expense	—	(3)	—	(6)
Resolution of tax contingencies	3	—	(17)	—
Change in future Canadian tax rates	—	—	—	16
Foreign exchange gains and losses	23	—	48	—
Other	1	—	7	1

Total	$20	$23	$66	$86

Brookfield Properties Corporation	61

NOTE 14: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Sept. 30, 2007	Dec. 31, 2006

Class AAA Series E(1)	8,000,000	8,000,000	70% of bank prime	$—	$171
Class AAA Series F	8,000,000	8,000,000	6.00%	201	171
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	201	171
Class AAA Series I	8,000,000	8,000,000	5.20%	201	171
Class AAA Series J	8,000,000	8,000,000	5.00%	201	171
Class AAA Series K	6,000,000	6,000,000	5.20%	151	128

Total before share issue costs				1,065	1,093
Transaction costs(2)				(7)	—

Total				$1,058	$1,093

(1)	Balance at September 30, 2007 offset with a promissory note — refer to note 24(d) for further details

(2)	Reclassified from other assets as a result of change in accounting policies — refer to Note 2 for further details
The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

62	Q3/2007 Interim Report

Interest expense on capital securities — corporate is comprised as follows:

Unaudited	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Series E(1)	$1	$2	$5	$6
Series’ F through K	14	11	41	33

Total	$15	$13	$46	$39

(1)	Owned by Brookfield Asset Management — refer to Note 24(d)
NOTE 15: U.S. OFFICE FUND
In 2006, the company established a U.S. Office Fund (the “Fund”) through which it acquired a 45% economic interest in Trizec Properties Inc. and Trizec Canada (collectively “Trizec”). The company’s interest in Trizec is held through an indirect interest in TRZ Holdings LLC, an entity established by the Fund and its joint venture partner, The Blackstone Group (“Blackstone”), to acquire Trizec, and TRZ Holdings II LLC, a subsidiary of TRZ Holdings LLC through which the company’s interests in the Trizec operations are held. The company determined that TRZ Holdings LLC is a variable interest entity (“VIE”) based on the characteristics of its equity investments. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.
Third party interests in the Fund are as follows:

(Millions)	Sept. 30, 2007	Dec. 31, 2006

Capital securities fund subsidiaries
Debt securities	$257	$257
Redeemable equity interests	512	546

	769	803
Non-controlling interests — fund subsidiaries	239	266

Total	$1,008	$1,069

Debt securities consist of contributions to the Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.
Redeemable equity interests include $447 million representing the equity interest in the Fund held by the company’s joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (Capital securities — fund subsidiaries) in Brookfield Properties’ financial statements as the company could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other Fund investors in the Brookfield Properties-led consortium.
The income statement effect of the aforementioned interests in the Fund is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Interest on debt securities	$6	$—	$19	$—
Interest on redeemable equity interests	7	—	23	—

	13	—	42	—
Non-cash component(1)	(21)	—	(64)	—

Total interest expense — capital securities — fund subsidiaries	$(8)	$—	$(22)	$—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

Brookfield Properties Corporation	63

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Non-controlling interests	$12	$—	$55	$—
Non-cash component(1)	(24)	—	(82)	—

Total non-controlling interests — fund subsidiaries	$(12)	$—	$(27)	$—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
NOTE 16: TRANSACTION COSTS
During the three months ended September 30, 2007, the company wrote off $4 million of transaction costs related to a financing plan that the company has elected not to implement.
In addition, following the acquisition of Trizec, the company developed a plan to restructure and integrate the operations of Trizec with its consolidated subsidiaries. Restructuring is expected to be substantially complete by the end of 2007. The restructuring costs consist mainly of severance, retention, and consulting and integration costs. For the three and nine months ended September 30, 2007, these costs amounted to $4 million and $11 million, respectively.
NOTE 17: NON-CONTROLLING INTEREST — OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2007	Dec. 31, 2006

Common shares of BPO Properties(1)	11.0%	$69	$55
Limited partnership units of Brookfield Financial Properties	0.6%	13	12

Total		82	67

(1)	Canadian dollar denominated
NOTE 18: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $385 million (December 31, 2006 — $326 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2007	Dec. 31, 2006

BPO Properties	1,805,489	Series G	70% of bank prime	$45	$39
	3,816,527	Series J	70% of bank prime	96	82
	300	Series K	30-day BA + 0.4%	152	127
	2,847,711	Series M	70% of bank prime	72	61
	800,000	Series N	30-day BA + 0.4%	20	17

Total				$385	$326

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 19: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

		Cumulative
(Millions, except share information)	Shares Outstanding	Dividend Rate	Sept. 30, 2007	Dec. 31, 2006

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

64	Q3/2007 Interim Report

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 20: COMMON EQUITY
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Common shares
Balance, beginning of period	$2,301	$1,068	$2,303	$1,066
Share buybacks	(13)	—	(19)	—
Proceeds from shares issued on exercise of options	—	—	4	2

Balance, end of period	2,288	1,068	2,288	1,068

Contributed surplus
Balance, beginning of period	—	—	2	—
Share buybacks	(2)	—	(6)	—
Stock option expense	2	—	4	—

Balance, end of period	—	—	—	—

Retained earnings	630	730	630	730

Accumulated other comprehensive income	117	83	117	83

	747	813	747	813

Total common equity	$3,035	$1,881	$3,035	$1,881

As of September 30, 2007, accumulated other comprehensive income consists of the following amounts:

	Balance as at Sept. 30
(Millions)	2007	2006

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes	$136	$83
Losses on derivatives designated as cash flow hedges(1), net of taxes	(19)	—

Accumulated other comprehensive income	$117	$83

(1)	Includes losses of $1 million which will be reclassified to interest expense over the next 12 months
Net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2007	2006(1)	2007	2006(1)

Net income (loss) from continuing operations	$(3)	$35	$44	$84
Preferred share dividends	(2)	(1)	(3)	(2)

Net income (loss) from continuing operations available to common shareholders	(5)	34	41	82

Net income	3	35	135	114
Preferred share dividends	(2)	(1)	(3)	(2)

Net income (loss) available to common shareholders	$1	$34	$132	$112

Weighted average shares outstanding – basic	$395.6	347.1	396.6	347.0
Unexercised dilutive options	3.1	3.1	3.4	3.0

Weighted average shares outstanding – diluted(2)	$398.7	$350.2	$400.0	$350.0

(1)	Share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007

(2)	Excludes 1.5 million options, as they were considered anti-dilutive in the current period

Brookfield Properties Corporation	65

NOTE 21: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During 2007, the company granted 1,528,038 stock options (2006 – 874,943) under the Share Option Plan with a weighted average exercise price of $31.21 per share (2006 — $20.17 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 19% volatility (2006 – 12%), a weighted average dividend yield of 1.6% (2006 – 2.0%) and a risk free interest rate of 4.8% (2006 – 4.2%). The resulting fair value of $4 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.
A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
At September 30, 2007, the company had a total of 971,009 deferred share units outstanding (December 31, 2006 – 979,172) of which 930,883 were vested (December 31, 2006 – 941,150).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the three and nine months ended September 30, 2007 was $1 million and $1 million, respectively (2006 – $2 million and $7 million, respectively).
NOTE 22: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Revenue from commercial property operations	$552	$307	$1,602	$890
Revenue from residential development operations	140	105	429	302

	692	412	2,031	1,192
Interest and other income	13	9	32	30

Total	$705	$421	$2,063	$1,222

(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Revenue	$552	$307	$1,602	$890
Property operating costs	(220)	(128)	(630)	(366)

Commercial property net operating income	332	179	972	524

In the three and nine months ended September 30, 2007, rental revenues from Merrill Lynch accounted for 12% and 12% of total U.S. revenues, respectively (2006 – 28% and 26%). In the three and nine months ended September 30, 2007, rental revenues from Merrill Lynch accounted for 1% and 1% of total Canadian revenues, respectively (2006 – 1% and 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 8% and 8% of total revenue during the three and nine months ended September 30, 2007, respectively (2006 – 13% and 13%).
In the three and nine months ended September 30, 2007, rental revenues from Merrill Lynch accounted for 12% and 12% of total U.S. commercial property revenues, respectively (2006 – 27% and 26%). In the three and nine months ended September 30, 2007, rental revenues from Merrill Lynch accounted for 1% and 1% of total Canadian commercial property revenues, respectively (2006 – 1% and 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 10% and 10% of total commercial property revenue during the three and nine months ended September 30, 2007, respectively (2006 – 18% and 18%).

66	Q3/2007 Interim Report

(c) Residential development operations
Residential development net operating income fluctuates depending on the timing of closings with closings historically being highest in the fourth quarter. The results of the company’s residential development operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Revenue	$140	$105	$429	$302
Expenses	(97)	(68)	(272)	(209)

Residential development net operating income	43	37	157	93

NOTE 23: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services. In particular, on the recent sale of the office portion of the Waterview development site in Washington, D.C. in the second quarter of 2007, the company provided a guarantee to the purchaser that it would complete the development of the hotel and open a restaurant (on the remaining portion of the site) within 180 days after commencement of the lease of the office site. The company’s maximum potential loss in the event this commitment is not fulfilled is $3 million.
The Company currently has guaranteed up to C$90 million of a C$420 million credit facility related to construction financing on Bay Adelaide West Tower in Toronto. The guarantee reduces to C$60 million upon meeting certain leasing thresholds.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. The outcome of such claims is not determinable. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) The company’s terrorism insurance program consists of coverage from insurers in two categories; events that qualify under the Terrorism Risk Insurance Act of 2002 (“TRIA”) coverage as well as “Stand Alone” coverage for Non-TRIA terrorism losses. With respect to TRIA coverage it has up to $500 million in limits from third-party insurers, as well as coverage by a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under TRIA, limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $400,000 plus 15% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
As a result of the merger with Trizec, we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. These companies provide TRIA coverage, for those buildings that we manage, up to limits of $400 million in addition to $100 million available from third party insurers in a separate program. For NBCR events that qualify under TRIA, Chapman and Concordia provide for limits up to $400 million per occurrence. For any TRIA certified event, Chapman and Concordia are responsible for their respective deductibles of $82,738 and $338,389 plus 15% of the loss above such deductible.
Third party insurers also provide Brookfield with limits up to $700 million in “Stand Alone” coverage for the entire portfolio.
NOTE 24: OTHER INFORMATION
(a) At September 30, 2007, the company had foreign exchange contracts to sell a notional amount of C$800 million at a weighted average exchange rate of C$1.00 = US$1.00, maturing in December 2007, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at September 30, 2007 resulted in no gain or loss. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$0.99, maturing in December 2007, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at September 30, 2007 resulted in no gain or loss.
(b) In 2006, the company entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec Properties. At September 30, 2007, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6.0% and $600 million of variable rate debt at 7.0% for a period of two years. The contracts have been recorded at fair value in Receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the periods the hedged interest payments occur. The ineffective portion of the change in fair value of these hedges recognized in net income is nil. The fair value of the contracts at September 30, 2007 was a gain of $0.1 million. The cost of these contracts was $2.3 million. In September 2007, the company de-designated hedge

Brookfield Properties Corporation	67

relationships associated with $350 million of the interest rate caps as they were no longer eligible for hedge accounting. The cumulative loss associated with the de-designated contracts will be amortized out of accumulated other comprehensive income to interest expense as the previously hedged interest payments occur. Subsequent changes in fair value of the de-designated contracts will be recorded in interest expense as they occur.
In June 2007, the company entered into a forward-starting interest rate swap to hedge the interest rate risk associated with the anticipated issuance of fixed rate debt. The forward-starting swap hedges a notional $350 million of fixed rate debt issuance at a rate of 5.824%. The fair value of this contract at September 30, 2007 was a loss of $17 million. The swap has been recorded in accounts payable and other liabilities and the effective portion of the change in fair value has been recorded in other comprehensive income. The gain loss on the interest rate swap will be reclassified to interest expense as the hedged interest payments occur.
In July 2007, the company entered into a forward-starting interest rate swap to hedge the risk associated with anticipated debt of $700 million that was issued in August 2007. The contract was settled in August 2007 for a loss of $15 million. The loss was recorded in other comprehensive income and will be amortized to interest expense over the term of the hedged debt.
(c) In September 2007, the company entered into a total return swap under which it receives the returns on a notional 966,000 Brookfield Properties Corporation common shares as an economic hedge of its exposure to variability in share price under the Deferred Share Unit program (refer to Note 21). The fair value of the total return swap was nil at September 30, 2007 and the change in fair value has been recorded in general and administrative expense.
(d) In September 2007, the company loaned C$200 million to Brookfield Asset Management at a rate of 108% of Prime which has been offset against C$200 million Class AAA Series E capital securities held by Brookfield Asset Management pursuant to the terms of the promissory note.
As at September 30, 2007, Brookfield Properties had approximately $102 million (December 31, 2006 - $345 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates, nil of which is included in the company’s capital securities (December 31, 2006 — $171 million). The remainder of the indebtedness balance consists of floating rate debt included in the company’s commercial property debt. The details of this floating rate debt are as follows:

(Millions)	Maturity	Rate at Sept. 30, 2007	Sept. 30, 2007	Dec. 31, 2006

West 31st Street	2007	6 Month LIBOR + 200bps	$102	$102
O&Y acquisition debt	2007	5.55%	—	57
O&Y acquisition debt	2007	5.90%	—	15

Total			$102	$174

Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense, totaled $4 million and $12 million for the three and nine months ended September 30, 2007, respectively, compared to $9 million and $21 million for the same periods in 2006, and were recorded at the exchange amount.
(e) Included in rental revenues are amounts received from the company’s parent company, Brookfield Asset Management Inc., and its affiliates for the rental of office premises totaling $0.4 million and $1.3 million for the three and nine months ended September 30, 2007, respectively, as compared to $0.4 million and $3.1 million during the same periods in 2006. These amounts have been recorded at the exchange amount.
(f) Supplemental cashflow information

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2007	2006	2007	2006

Acquisitions of real estate	$—	$148	$152	$576
Mortgages and other balances assumed on acquisition	—	—	(102)	(95)

Net acquisitions	—	148	50	481

Dispositions of real estate	21	—	233	169
Mortgages assumed by purchasers	—	—	(74)	(83)

Net dispositions	21	—	159	86

Cash taxes paid	$6	$—	$12	$4

Cash interest paid (excluding dividends paid on capital securities)	$168	$73	$523	$232

(g) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.

68	Q3/2007 Interim Report

(h) In the three and nine months ended September 30, 2007, interest expense included $4 million and $15 million, respectively, relating to transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.
(i) In the three and nine months ended September 30, 2007, the company recorded income from equity accounted investments of $1 million and $2 million, respectively (2006 — $1 million and $2 million, respectively).
(j) The purchase price for the Trizec acquisition was allocated based on preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, pending the completion of an independent appraisal relating to certain of the lease origination costs included in intangible assets, which was completed in the second quarter of 2007. The final allocation of the purchase price was not materially different than the preliminary allocation.
NOTE 25: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business for the three months ended September 30:

	Commercial						Residential
	United States			Canada			Development		Total
(Millions)	2007		2006	2007		2006	2007	2006	2007		2006

Revenues		$438	$199		$114	$108	$140	$105		$692	$412
Expenses		173	83		47	45	97	68		317	196

		265	116		67	63	43	37		375	216
Other revenues		6	2		3	7	4			13	9

Net operating income from continuing operations		271	118		70	70	47	37		388	225
Interest expense
Commercial property debt		169	67		8	16	—	—		177	83
Capital securities – corporate		2	2		13	11	—	—		15	13
Capital securities – fund subsidiaries		(8)	—		—	—	—	—		(8)	—
General and administrative		13	6		10	9	—	—		23	15
Transaction costs
Debt defeasance		27	—		—	—	—	—		27	—
Other		4	—		4	—	—	—		8	—
Non-controlling interests
Fund subsidiaries		(12)	—		—	—	—	—		(12)	—
Other subsidiaries		—	—		6	7	—	—		6	7
Depreciation and amortization		116	29		19	20	—	—		135	49

Income before unallocated costs		(40)	14		10	7	47	37		17	58
Future income taxes										20	23

Net income from continuing operations										$(3)	$35

Discontinued operations		1	—		5	—	—	—		6	—

Net income										$3	$35

Acquisition of real estate, net	$		$(135)	$		$(13)	$—	$—	$		$(148)
Dispositions of real estate, net			—		21	—	—	—		21	—
Commercial property tenant improvements		(10)	(4)		(1)	(2)	—			(11)	(6)
Development and redevelopment		(52)	(2)		(39)	(28)	—	—		(91)	(30)
Capital expenditures		(5)	(1)		(5)	(4)	—	—		(10)	(5)

Total revenues earned in the United States and Canada for the three months ended September 30, 2007 were $446 million and $259 million, respectively (2006 — $201 million and $220 million, respectively).

Brookfield Properties Corporation	69

The following summary presents segmented information for the company’s principal areas of business for the nine months ended September 30, 2007:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$1,272	$585	$330	$305	$429	$302	$2,031	$1,192
Expenses	495	238	135	128	272	209	902	575

	777	347	195	177	157	93	1,129	617
Other revenues	16	12	8	14	8	4	32	30

Net operating income from continuing operations	793	359	203	191	165	97	1,161	647
Interest expense
Commercial property debt	494	189	29	48	—	—	523	237
Capital securities – corporate	7	5	39	34	—	—	46	39
Capital securities – fund subsidiaries	(22)	—	—	—	—	—	(22)	—
General and administrative	45	21	31	23	—	—	76	44
Transaction costs
Debt defeasance	27	—	—	—	—	—	27	—
Other	11	—	4	—	—	—	15	—
Non-controlling interests
Fund subsidiaries	(27)	—	—	—	—	—	(27)	—
Other subsidiaries	—	—	21	17	—	—	21	17
Depreciation and amortization	349	85	43	55	—	—	392	140

Income before unallocated costs	(91)	59	36	14	165	97	110	170
Future income taxes							66	86

Net income from continuing operations							$44	$84
Discontinued operations	40	18	51	12	—	—	91	30

Net income							$135	$114

Acquisition of real estate, net	$(50)	$(348)	$—	$(133)	$—	$—	$(50)	$(481)
Dispositions of real estate, net	55	65	(104)	21	—	—	159	86
Commercial property tenant improvements	(59)	(29)	5	(5)	—	—	(64)	(34)
Development and redevelopment	(136)	(8)	86	(36)	—	—	(222)	(44)
Capital expenditures	(15)	(8)	10	(6)	—	—	(25)	(14)

Total revenues earned in the United States and Canada for the nine months ended September 30, 2007 were $1,293 million and $770 million, respectively (2006 — $601 million and $621 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Assets
Commercial properties	$13,039	$13,136	$2,411	$2,151	$—	$—	$15,450	$15,287
Development properties	642	433	451	302	1,130	706	2,223	1,441
Receivables and other	488	516	266	213	269	245	1,023	974
Intangible assets	743	799	44	54	—	—	787	853
Restricted cash and deposits	409	497	2	10	6	—	417	507
Cash and cash equivalents	136	166	65	21	1	1	202	188
Assets related to discontinued operations	—	—	76	64	—	—	76	64

Total	$15,457	$15,547	$3,315	$2,815	$1,406	$952	$20,178	$19,314

The carrying amounts of properties located in the United States and Canada at September 30, 2007 were $13,928 million and $3,745 million, respectively (December 31, 2006 — $13,626 million and $3,102 million, respectively).

70	Q3/2007 Interim Report

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at September 30, 2007	Symbol	Stock Exchange
Common Shares	394,191,250	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	—
Series B	9,589,500	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June,	Last business day of March, June,
	September and December	September and December

Class A Preferred Shares
Series A, B	First day of March and September	15th day of March and September
Class AA Preferred Shares
Series E	15th day of March, June,	Last business day of March, June,
	September and December	September and December

Class AAA Preferred Shares
Series E, F, G, H, I, J and K	15th day of March, June,	Last business day of March, June,
	September and December	September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2003		2004	2005	2006	2007

March 31	$0.05	(4)	$0.07	$0.07	$0.12	$0.13
June 30	0.05		0.07	0.12	0.13	0.14
September 30	0.07		0.07	0.12	0.13	0.14
December 31	0.07		0.07	0.12	0.13	0.14

(3)	Adjusted to reflect the three-for-two stock split effective May 4, 2007 and March 31, 2005

(4)	Excludes the distribution of Brookfield Homes Corporation

Brookfield Properties Corporation	71

Corporate Information
CORPORATE PROFILE
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 110 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in 17 million square feet of high-quality, centrally-located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.
BROOKFIELD PROPERTIES CORPORATION

Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at bdavis@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a website, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.